UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 22, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Fourth Quarter 2017 Report of UBS Group AG and UBS AG, which appears immediately following this page.

Our financial results

Fourth quarter 2017  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
9	Group performance

2.	UBS business divisions and Corporate Center
18	Wealth Management
21	Wealth Management Americas
26	Personal & Corporate Banking
29	Asset Management
32	Investment Bank
35	Corporate Center

3.	Risk, treasury and capital management
44	Risk management and control
47	Balance sheet, liquidity and funding management
49	Capital management

4.	Consolidated financial information
62	UBS Group AG interim consolidated financial information (unaudited)
75	UBS AG interim consolidated financial information (unaudited)

Appendix

80	Abbreviations frequently used in our financial reports
82	Information sources
83	Cautionary statement

Publication of the Annual Report 2017:                               Friday, 9 March 2018
Publication of the first quarter 2018 report:                          Tuesday, 24 April 2018
Annual General Meeting 2018:                                           Thursday, 3 May 2018
Publication of the second quarter 2018 report:                     Tuesday, 24 July 2018
Publication of the third quarter 2018 report:                         Tuesday, 23 October 2018

Corporate calendar UBS AG*

Publication of the Annual Report 2017:                               Friday, 9 March 2018

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/ investor/Contact

Shareholder website:
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Calls from the US +1-866-305-9566
Calls from outside the US
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TDD for foreign shareholders
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Fourth quarter 2017 report

UBS Group key figures

	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16

Group results
Operating income	7,122	7,145	7,055	29,067	28,320
Operating expenses	6,125	5,924	6,308	23,658	24,230
Operating profit / (loss) before tax	997	1,221	746	5,409	4,090
Net profit / (loss) attributable to shareholders	(2,224)	946	636	1,165	3,204
Diluted earnings per share (CHF)¹	(0.60)	0.25	0.17	0.30	0.84

Key performance indicators²
Profitability
Return on tangible equity (%)	(19.2)	8.3	5.6	2.7	6.9
Cost / income ratio (%)	85.0	83.0	89.1	81.0	85.4
Growth
Net profit growth (%)		14.4	(33.0)	(63.6)	(48.3)
Net new money growth for combined wealth management businesses (%)	2.5	0.4	(1.1)	2.1	2.1
Resources
Common equity tier 1 capital ratio (fully applied, %)³	13.8	13.7	13.8	13.8	13.8
Common equity tier 1 leverage ratio (fully applied, %)³	3.7	3.7	3.5	3.7	3.5
Going concern leverage ratio (fully applied, %)³	4.7	4.7	4.6	4.7	4.6

Additional information
Profitability
Return on equity (%)	(17.0)	7.2	4.8	2.2	5.9
Return on risk-weighted assets, gross (%)⁴	12.1	12.0	12.9	12.6	13.2
Return on leverage ratio denominator, gross (%)⁴	3.3	3.3	3.2	3.3	3.2
Resources
Total assets	915,613	913,599	935,016	915,613	935,016
Equity attributable to shareholders	51,326	53,493	53,621	51,326	53,621
Common equity tier 1 capital (fully applied)³	32,823	32,621	30,693	32,823	30,693
Common equity tier 1 capital (phase-in)³	35,638	36,045	37,788	35,638	37,788
Risk-weighted assets (fully applied)³	237,494	237,963	222,677	237,494	222,677
Common equity tier 1 capital ratio (phase-in, %)³	14.9	15.1	16.8	14.9	16.8
Going concern capital ratio (fully applied, %)³	17.7	17.4	17.9	17.7	17.9
Going concern capital ratio (phase-in, %)³	21.8	21.9	24.7	21.8	24.7
Gone concern loss-absorbing capacity ratio (fully applied, %)³	15.3	15.5	13.2	15.3	13.2
Leverage ratio denominator (fully applied)³	886,116	884,834	870,470	886,116	870,470
Going concern leverage ratio (phase-in, %)³	5.8	5.9	6.4	5.8	6.4
Gone concern leverage ratio (fully applied, %)³	4.1	4.2	3.4	4.1	3.4
Liquidity coverage ratio (%)⁵	143	142	132	143	132
Other
Invested assets (CHF billion)⁶˒⁷	3,179	3,054	2,810	3,179	2,810
Personnel (full-time equivalents)	61,253	60,796	59,387	61,253	59,387
Market capitalization	69,125	63,757	61,420	69,125	61,420
Total book value per share (CHF)	13.79	14.39	14.44	13.79	14.44
Tangible book value per share (CHF)	12.07	12.67	12.68	12.07	12.68

1 Refer to “Earnings per share (EPS) and shares outstanding” in the “Consolidated financial information” section of this report for more information.    2 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    3 Based on the Swiss SRB framework. Refer to the “Capital management” section of this report for more information.    4 Calculated as operating income before credit loss (annualized as applicable) / average fully applied risk-weighted assets and average fully applied leverage ratio denominator, respectively.    5 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    6 Includes invested assets for Personal & Corporate Banking.    7 Reflects a correction of CHF 13 billion as of 30 September 2017 and of CHF 12 billion as of 31 December 2016.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
“Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Significant tax law changes enacted in the US

In December 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law. The act includes a reduction in the federal corporate tax rate to 21% from 35%. The rate reduction resulted in a CHF 2.9 billion net write-down in the Group’s deferred tax assets (DTAs) in the fourth quarter of 2017. The net decrease in DTAs had a negligible impact on our fully applied common equity tier 1 (CET1) capital.

The TCJA also introduces a new minimum tax regime, referred to as the base erosion and anti-abuse tax (BEAT), which targets US businesses benefiting from deductible payments made to non-US related parties. The BEAT rate, which is 6% for banks in 2018, increasing to 11% in 2019 and to 13.5% in 2026, applies if BEAT, calculated on a modified taxable income base, is higher than the regular federal corporate tax in a given year. We currently expect that BEAT could increase our tax liability by up to CHF 60 million in 2018. We are considering options to mitigate its effects and awaiting guidance from the US Treasury Department on key aspects of the new tax law. Additionally, the enactment of the TCJA may lead us to review our approach to periodically remeasuring our US DTAs and the timing for recognizing deferred tax in our income statement. For 2018, we currently forecast a full-year tax rate of approximately 25%, excluding the effects on the tax rate from any periodic remeasurement of DTAs and any change in the manner in which we remeasure DTAs.

→   Refer to the “Group performance” section of this report for more information

Integration of Wealth Management and Wealth Management Americas into a single business division

Effective 1 February 2018, UBS is integrating its Wealth Management and Wealth Management Americas business divisions into a single Global Wealth Management business division. Martin Blessing, President Wealth Management, and Tom Naratil, President UBS Americas and Wealth Management Americas, have been appointed co-Presidents of Global Wealth Management. The creation of the integrated business division aims to further enhance our superior client experience and product offering in line with an increasingly global client base. We expect to more effectively capture the purchasing power of its CHF 2.3 trillion invested asset base and generate greater synergies across technology, innovation and other areas of investment. Regional variations in the client service model will be maintained, while middle- and back-office functions will be more closely aligned and integrated. The bank will report the results for Global Wealth Management beginning with the first quarter of 2018.

Proposed dividend, share repurchase program and updated capital returns policy

UBS’s Board of Directors intends to propose a dividend of CHF 0.65 per share to shareholders for the financial year 2017. Subject to shareholder approval at the Annual General Meeting on 3 May 2018, the dividend will be paid out of capital contribution reserves on 10 May 2018 to shareholders of record as of 9 May 2018. The ex-dividend date will be 8 May 2018.

We will also initiate a share repurchase program of up to CHF 2 billion over the next three years, including up to CHF 550 million in 2018.  We expect to commence the program in March following approval by the Swiss Takeover Board and establishment of a second trading line by SIX Swiss Exchange.

Going forward, we aim to increase our ordinary dividend per share at a mid-to-high single-digit percent per annum.  We expect to return excess capital, after accruals for ordinary dividends, most likely in the form of share repurchases, after considering our outlook and subject to regulatory approval. We will no longer apply our previous capital returns guidance of at least 50% of net profit attributable to shareholders, subject to maintaining a fully applied CET1 capital ratio of at least 13% and at least 10% post-stress.

Performance targets and capital guidance 2018–2020

We have set performance targets for the Group and the business divisions for the 2018–2020 period and provided guidance on capital and resources. The targets and guidance reflect what we believe can be achieved in normal market conditions.

All targets are measured on an annual basis, except our adjusted profit before tax growth targets for Global Wealth Management and Asset Management, which represent the average annual growth we aim to deliver over the cycle.

Return on tangible equity excluding deferred tax expense / benefit and deferred tax assets

The Group will target an adjusted return on tangible equity around 15%, excluding deferred tax expense / benefit and DTAs that do not qualify as fully applied CET1 capital.

Capital consumption and resources allocation

We plan to operate with a fully applied CET1 capital ratio of around 13% and a fully applied CET1 leverage ratio of around 3.7%. We expect to update our guidance on CET1 capital ratios when further details on the final implementation of the new Basel III rules are available.

The Investment Bank is expected to use around one-third of the Group’s leverage ratio denominator (LRD) and risk-weighted assets (RWA), including the LRD and RWA that Corporate Center – Group Asset and Liability Management manages centrally on the Investment Bank’s behalf. Resource utilization may fluctuate based on market conditions, including equity markets and foreign exchange rates.

Growth and efficiency

For our newly created Global Wealth Management business division, we will target 10–15% annual growth in adjusted pre-tax profit over the cycle, and aim to achieve 2–4% net new money growth per annum. Asset Management will target around 10% annual growth in adjusted pre-tax profit over the cycle and 3–5% net new money growth, excluding money market flows, per annum.

Driving further efficiency remains critical to our future success, and programs exist within all of our business divisions and Corporate Center to drive further positive operating leverage. Each business division has an objective to reduce its cost / income ratio, which is expected to lower the Group’s cost / income ratio during this period. At the same time, we intend to secure our position as a leader in the digital age by maintaining expenditure on technology of at least 10% of the Group’s revenues, which is expected to result in around CHF 1 billion in cumulative additional expenses over the next three years compared with 2017. These investments are designed to enhance and differentiate our client experience, while accelerating effectiveness and efficiency.

→   Refer to “Finalization of the Basel III capital framework and related developments in Switzerland” for more information on the anticipated effects of recently adopted Basel III capital standards

Performance targets and capital guidance 2018–2020

	Cost / income ratio[1]	Profitability and growth[1]	Capital and resource guidance
Group	<75%	~15% RoTE excluding DTAs[2]	~13% common equity tier 1 capital ratio (fully applied)
~3.7% common equity tier 1 leverage ratio (fully applied)
Global Wealth Management	65–75%	10–15% pre-tax profit growth[3]
2–4% net new money growth
Personal & Corporate Banking	50–60%	1–4% net new business volume (personal banking)
150–165 bps net interest margin
Asset Management	60–70%	~10% pre-tax profit growth[3]
3–5% net new money growth, excluding money market flows
Investment Bank	70–80%	>15% RoAE[4]	RWA and LRD around one-third of the Group[5]

1 Annual targets; cost / income ratio, pre-tax profit growth and return targets are on an adjusted basis. 2 Return on tangible equity excluding deferred tax expense / benefit and DTAs; calculated as adjusted net profit / loss attributable to shareholders excluding deferred tax expense / benefit, such as the net write-down due to the TCJA enacted in the fourth quarter of 2017, divided by tangible equity attributable to shareholders excluding any DTAs that do not qualify as fully applied CET1 capital. 3 Over the cycle. 4  Return on attributed equity. 5  Including RWA and LRD directly associated with activity that Corporate Center – Group ALM manages centrally on the Investment Bank’s behalf; proportion may fluctuate around this level due to factors such as equity market levels and FX rates.

Recent developments

Finalization of the Basel III capital framework and related developments in Switzerland

In December 2017, the Basel Committee on Banking Supervision announced the finalization of the Basel III reforms. The most significant changes include:

(i) placing floors on certain model inputs under the internal ratings-based approach to calculate credit risk RWA;

(ii) requiring the use of standardized approaches for calculation of credit valuation adjustment and for operational risk RWA;

(iii) placing an aggregate output floor on the Group RWA equal to 72.5% of the RWA calculated using a revised standardized approach; and

(iv) revising the LRD calculation and introducing a leverage ratio surcharge for global systematically important banks.

The revised standards will take effect from 1 January 2022, with a phase-in period of five years for the aggregate output floor. The extent to which these revisions will impact our RWA and LRD is being assessed and may lead us to take mitigating actions. The impact on UBS will depend on the implementation at a national level.

The Swiss Federal Council adopted revisions to the Capital Adequacy Ordinance that will introduce a more restrictive treatment of risk concentrations. From 1 January 2019, risk concentration limits for exposures with global systemically important banks will be lowered and calculated on the basis of tier 1 capital, excess capital will no longer be able to be used to compensate for exposures above the limit and the standardized approach for calculation of exposures will be required. In addition, direct and indirect exposures will need to be aggregated at counterparty level.

Over the next three years, as a result of known regulatory changes and estimated business growth, we estimate our RWA may increase by around CHF 40 billion and our LRD may rise by around CHF 85 billion. Actual increases may vary depending on growth opportunities, market conditions and mitigation actions. As a consequence, and based on the estimates above, we may build approximately CHF 4 billion of additional fully applied CET1 capital over the next three years, subject to market conditions, as well as RWA and LRD development. We currently estimate that the introduction of the revised Basel III framework on 1 January 2022 will likely lead to a further net increase in RWA of around CHF 35 billion, before taking into account mitigation actions. These estimates are based on our current understanding of the relevant standards and may change as a result of new or changed regulatory interpretations, implementation of the Basel III standards into national law, changes in business growth, market conditions and other factors. We will update our CET1 ratio guidance when further details on the implementation of the final Basel III standards become available.

→   Refer to the “Capital management” section of this report and our Annual Report 2016 for more information on the current Swiss SRB capital framework

Year-end 2017 reporting

Consistent with our approach in 2016, our fourth quarter 2017 report includes management’s discussion and analysis of our fourth quarter 2017 results and selected unaudited interim financial information for UBS Group AG (consolidated) and UBS AG (consolidated). Our full-year 2017 results will be the focus of our Annual Report 2017, which will be published on 9 March 2018 in English along with our UBS Group AG 31 December 2017 Pillar 3 report. These reports will include financial and regulatory information for our significant regulated subsidiaries and sub-groups. On the same day, we will publish legal entity standalone financial statements and regulatory information for UBS AG and UBS Switzerland AG. Additionally, we will publish the translation into German of selected sections of our Annual Report 2017 (Auszug aus dem Geschäftsbericht). This will include the Letter to shareholders, UBS Group AG key figures, audited UBS Group AG (consolidated) financial statements as well as IFRS-required disclosures in the Risk, treasury and capital management section, Group performance, Corporate governance, Compensation and UBS Group AG (standalone) financial statements.

→   Refer to “Annual reporting,” “Pillar 3 disclosures” and “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors, where the documents mentioned above will be made available

IFRS 9, Financial Instruments

We adopted IFRS 9, Financial Instruments from 1 January 2018. IFRS 9 imposes expected credit loss requirements that change the accounting and reporting for the majority of our loan assets. Additionally, IFRS 9 introduces new classification and measurement requirements that require a consideration of the contractual cash flow characteristics of the relevant instrument and the associated business model and eliminate, among other things, the previous accounting and reporting treatment of investments held as available for sale. We also early adopted the Amendment to IFRS 9, Prepayment Features with Negative Compensation, which allows us to continue to apply amortized cost accounting to Swiss private mortgages and corporate loans that provide for two-way compensation if a prepayment occurs.

We will recognize the estimated effect from adopting IFRS 9 of approximately CHF 0.7 billion, net of tax, as a reduction in our IFRS consolidated equity as of 1 January 2018. Approximately half of this amount is attributable to certain loans and securities that no longer qualify for amortized cost accounting due to their cash flow characteristics or our underlying business model. These instruments will now be measured at fair value through profit or loss under IFRS 9. The remainder of the reduction results from recognizing expected credit losses on all financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables, financial guarantees and loan commitments. As permitted by IFRS 9, we will not restate prior-period data.

Our fully applied CET1 capital is expected to be reduced by approximately CHF 0.3 billion as of 1 January 2018 with no material impact on our capital ratios.

We will not adopt the optional IFRS 9 hedge accounting requirements pending completion of the International Accounting Standards Board’s project on macro hedge accounting strategies.

IFRS 15, Revenue from Contracts with Customers

We adopted IFRS 15, Revenue from Contracts with Customers as of 1 January 2018. The new standard will affect when certain performance-based fees and research fees can be recognized, and require a change to the presentation of certain revenues and expenses on the face of the income statement, with enhanced disclosures. The cumulative effect of initially applying the standard will be recognized as an adjustment to our IFRS consolidated equity as of 1 January 2018 and, as permitted by the standard, we will not restate prior-period data. The transition effect will not be material. IFRS 15 will result in a deferral of some performance-based fees in Asset Management and research revenues in the Investment Bank; however, we do not expect a material effect on the Group’s annual revenues and expenses.

Developments related to the implementation of MiFID II / MiFIR

In the EU, the revised Markets in Financial Instruments Directive and the associated Regulation (MiFID II / MiFIR) took effect on 3 January 2018. MiFID II, among other things, introduces substantial new regulation of exchanges and trading venues, including new pre-trade and post-trade transparency requirements, a ban on the practice of using commissions on transactions to compensate for research services and substantial new conduct requirements for financial services firms when dealing with clients.

In December 2017, the European Commission made equivalence determinations for trading venues in Switzerland, the US, Australia and Hong Kong. The equivalence decisions were necessary to permit EU-domiciled institutions and clients to continue to execute transactions on non-EU-domiciled trading venues. The Swiss equivalence decision is limited to one year and is linked to the progress of negotiations on the future establishment of an EU-Swiss Institutional Agreement. Compliance with the new requirements has required significant investment and changes to operations for us, our clients and other financial services firms. Given its scale, MiFID II may result in changes to relevant markets and businesses and could lead to a reduction in commission rates and trading margins. We continue to assess the effect on our businesses, in particular the requirement to price research and execution services separately, and whether these changes affect the timing of recognition of certain fee income.

Changes to the Pension Fund of UBS in Switzerland

As a result of the effects of continuing low and in some cases negative interest rates, diminished investment return expectations and increasing life expectancy, the Pension Fund of UBS in Switzerland and UBS have agreed measures that will take effect from the start of 2019 to support the long-term financial stability of the pension fund. As a result, the conversion rate will be lowered, the regular retirement age and employee contributions will be increased, and savings contributions will start earlier. These measures will have no effect on current pensioners of UBS.

To mitigate the effects of the reduction of the conversion rate on future pensions, we will make a payment of up to CHF 720 million in three installments in 2020, 2021 and 2022. The annual payments are expected to reduce our fully applied CET1 capital by approximately CHF 200 million per year over the installment period, with no effect on the income statement.

In accordance with International Financial Reporting Standards, these measures, including the payment made by UBS, will lead to a reduction in the pension obligation recognized by UBS, resulting in a pre-tax gain of CHF 225 million in the first quarter of 2018, which will be booked in personnel expenses across the business divisions and Corporate Center and treated as an adjusting item. This will not affect total equity or CET1 capital.

Implementation of automatic exchange of information (AEI) in Switzerland

In December 2017, both chambers of the Swiss Parliament approved the introduction of automatic exchange of information (AEI) with a total of 41 additional jurisdictions. The first exchange of financial data with these countries is expected in 2019 based on 2018 data. Before the first transmission of financial data, these jurisdictions will be subject to a mandatory review to ensure compliance with the conditions of data exchange. In addition, the Swiss government launched a consultation on the introduction of AEI with Singapore and Hong Kong following the aforementioned timeline. In connection with AEI, as well as with other changes in tax regimes or their enforcement, we have experienced outflows of cross-border client assets.

Progress on the negotiations for the UK’s withdrawal from the EU

In December 2017, the UK and the remaining EU member states reached an agreement on the separation issues under Phase I of the negotiations for the UK’s withdrawal from the EU. As a result, the European Council agreed that ”sufficient progress“ had been made to allow the negotiations to move to Phase II on transitional arrangements and the future EU-UK relationship. The European Banking Authority published an opinion that provides guidance to national authorities on issues related to firms relocating from the UK to other EU member states. The guidance is intended to ensure a consistent approach across the EU to authorizations, prudential regulation, internal models and outsourcing. The UK is still expected to leave the EU in March 2019, subject to a possible transition period. We intend to begin implementation of contingency measures in early 2018.

Recent developments

International developments related to recovery and resolution

In November 2017, the Financial Stability Board opened two consultations on bail-in execution and funding in resolution. The consultation on bail-in proposes principles to make bail-in resolution strategies operational, including disclosures on the instruments and liabilities within the scope of bail-in, the valuation process, governance issues and market and creditor communications. The consultation on funding in resolution proposes guidelines to support the monitoring, reporting and estimation of funding needs in resolution and to facilitate execution of the funding strategy.

In the UK, the Bank of England (BoE) consulted on its policy for setting minimum requirements  for own funds and eligible liabilities (MREL) within groups. It proposes to require internal MREL at between 75% and 90% of the Pillar 1 external MREL requirement, which will be phased in between 1 January 2020 and 1 January 2022. The BoE also proposes to take into account the equivalent requirements used in other jurisdictions, which could result in a required internal MREL level at the higher end of the range. We expect that UBS Limited will be subject to these requirements; however, the exact impact can only be determined once the BoE finalizes its policy. In addition, firms would need to hold loss-absorbing capacity for operational continuity for each provider of critical services within the group calibrated at 25% of total operating costs. This proposal could apply to a number of UBS entities in different jurisdictions that provide services to UBS Limited and is expected to take effect on 1 January 2020.

Group performance

Income statement
	For the quarter ended			% change from		For the year ended
CHF million	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16
Net interest income	1,672	1,743	1,762	(4)	(5)	6,528	6,413
Credit loss (expense) / recovery	(89)	7	(24)		271	(128)	(37)
Net interest income after credit loss expense	1,584	1,750	1,738	(9)	(9)	6,400	6,376
Net fee and commission income	4,294	4,244	4,161	1	3	17,186	16,397
Net trading income	987	1,089	946	(9)	4	4,972	4,948
Other income	257	62	209	315	23	509	599
Total operating income	7,122	7,145	7,055	0	1	29,067	28,320
of which: net interest and trading income	2,659	2,832	2,708	(6)	(2)	11,499	11,361
Personnel expenses	3,923	3,893	3,868	1	1	15,889	15,720
General and administrative expenses	1,913	1,760	2,165	9	(12)	6,666	7,434
Depreciation and impairment of property, equipment and software	272	256	255	6	7	1,033	985
Amortization and impairment of intangible assets	17	16	21	6	(19)	70	91
Total operating expenses	6,125	5,924	6,308	3	(3)	23,658	24,230
Operating profit / (loss) before tax	997	1,221	746	(18)	34	5,409	4,090
Tax expense / (benefit)	3,194	272	109			4,168	805
Net profit / (loss)	(2,198)	948	637			1,241	3,286
Net profit / (loss) attributable to non-controlling interests	27	2	1			76	82
Net profit / (loss) attributable to shareholders	(2,224)	946	636			1,165	3,204

Comprehensive income
Total comprehensive income	(2,013)	1,574	71			330	2,170
Total comprehensive income attributable to non-controlling interests	336	31	(12)	984		428	352
Total comprehensive income attributable to shareholders	(2,349)	1,543	83			(98)	1,817

Group performance

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 31.12.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,899	2,169	986	622	1,726	(46)	(197)	(38)	7,122
of which: gains on sale of subsidiaries and businesses				153					153
of which: gain on sale of financial assets available for sale⁴					29				29
Operating income (adjusted)	1,899	2,169	986	469	1,697	(46)	(197)	(38)	6,940

Operating expenses as reported	1,412	1,826	593	384	1,678	110	17	105	6,125
of which: personnel-related restructuring expenses	10	0	2	5	12	132	0	0	160
of which: non-personnel-related restructuring expenses	24	0	0	6	6	185	0	0	221
of which: restructuring expenses allocated from CC Services	117	42	34	19	106	(321)	1	1	0
of which: expenses from modification of terms for certain DCCP awards⁵					25				25
Operating expenses (adjusted)	1,260	1,784	557	353	1,530	114	16	104	5,719
of which: net expenses for provisions for litigation, regulatory and similar matters⁶	3	14	2	1	5	(1)	0	16	39

Operating profit / (loss) before tax as reported	488	343	392	238	49	(155)	(214)	(143)	997
Operating profit / (loss) before tax (adjusted)	640	385	428	116	168	(159)	(213)	(142)	1,221

	For the quarter ended 30.9.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,915	2,052	971	494	1,800	(70)	(49)	32	7,145
Operating income (adjusted)	1,915	2,052	971	494	1,800	(70)	(49)	32	7,145

Operating expenses as reported	1,328	1,737	559	366	1,531	331	18	54	5,924
of which: personnel-related restructuring expenses	12	0	1	6	4	115	0	0	140
of which: non-personnel-related restructuring expenses	22	0	0	5	6	111	0	0	145
of which: restructuring expenses allocated from CC Services	80	24	24	15	73	(218)	1	1	0
Operating expenses (adjusted)	1,214	1,713	534	340	1,448	322	17	53	5,639
of which: net expenses for provisions for litigation, regulatory and similar matters⁶	19	7	0	(5)	(46)	247	0	(25)	197

Operating profit / (loss) before tax as reported	587	315	411	127	269	(401)	(67)	(22)	1,221
Operating profit / (loss) before tax (adjusted)	701	339	436	153	352	(392)	(66)	(21)	1,506

Performance by business division and Corporate Center unit – reported and adjusted (continued)¹˒²
	For the quarter ended 31.12.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,782	2,076	941	499	2,014	(59)	(144)	(53)	7,055
of which: gains on sale of financial assets available for sale⁴		10			78				88
of which: net foreign currency translation gains⁷							27		27
Operating income (adjusted)	1,782	2,066	941	499	1,936	(59)	(171)	(53)	6,940

Operating expenses as reported	1,413	1,737	567	356	1,708	256	0	272	6,308
of which: personnel-related restructuring expenses	15	1	2	1	40	114	0	0	174
of which: non-personnel-related restructuring expenses	25	0	0	5	5	163	0	0	197
of which: restructuring expenses allocated from CC Services	103	30	19	5	72	(237)	0	8	0
Operating expenses (adjusted)	1,270	1,706	546	344	1,592	216	0	264	5,936
of which: net expenses for provisions for litigation, regulatory and similar matters⁶	62	53	7	1	14	(2)	0	129	264

Operating profit / (loss) before tax as reported	368	339	374	144	306	(315)	(144)	(325)	746
Operating profit / (loss) before tax (adjusted)	511	360	395	156	344	(275)	(171)	(317)	1,003

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Includes a gain on the sale of our investment in the London Clearing House in the fourth quarter of 2017 and a gain on the partial sale of our investment in IHS Markit in the fourth quarter of 2016, both in the Investment Bank.    5 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    6 Includes recoveries from third parties (fourth quarter of 2017: CHF 2 million; third quarter of 2017: CHF 50 million; fourth quarter of 2016: CHF 10 million).    7 Related to the disposal of foreign subsidiaries and branches.

Group performance

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the year ended 31.12.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	7,625	8,349	3,850	2,044	7,651	(153)	(276)	(22)	29,067
of which: gains on sale of subsidiaries and businesses				153					153
of which: gains on sale of financial assets available for sale⁴					136				136
of which: net foreign currency translation losses⁵							(22)		(22)
Operating income (adjusted)	7,625	8,349	3,850	1,891	7,515	(153)	(254)	(22)	28,800

Operating expenses as reported	5,330	7,092	2,272	1,466	6,402	762	47	288	23,658
of which: personnel-related restructuring expenses	38	1	7	16	38	433	1	0	534
of which: non-personnel-related restructuring expenses	73	0	0	22	18	522	0	0	634
of which: restructuring expenses allocated from CC Services	353	113	96	62	303	(935)	3	6	0
of which: expenses from modification of terms for certain DCCP awards⁶					25				25
Operating expenses (adjusted)	4,867	6,979	2,169	1,366	6,018	743	43	282	22,465
of which: net expenses for provisions for litigation, regulatory and similar matters⁷	26	95	2	(3)	(41)	242	0	(42)	279

Operating profit / (loss) before tax as reported	2,295	1,256	1,578	578	1,249	(914)	(322)	(311)	5,409
Operating profit / (loss) before tax (adjusted)	2,758	1,369	1,681	525	1,497	(895)	(296)	(305)	6,335

	For the year ended 31.12.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	7,291	7,782	3,984	1,931	7,688	(102)	(219)	(36)	28,320
of which: gains on sale of financial assets available for sale⁴	21	10	102		78				211
of which: gains on sales of real estate						120			120
of which: gains related to investments in associates			21						21
of which: net foreign currency translation losses⁵							(122)		(122)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	7,293	7,772	3,861	1,931	7,610	(222)	(97)	(36)	28,113

Operating expenses as reported	5,343	6,675	2,224	1,479	6,684	747	(1)	1,078	24,230
of which: personnel-related restructuring expenses	53	7	4	15	154	518	0	1	751
of which: non-personnel-related restructuring expenses	55	0	0	15	14	623	0	0	706
of which: restructuring expenses allocated from CC Services	339	132	113	70	410	(1,084)	0	21	0
Operating expenses (adjusted)	4,896	6,536	2,107	1,379	6,107	690	(1)	1,057	22,772
of which: expenses for provisions for litigation, regulatory and similar matters⁷	69	96	3	(2)	42	2	0	584	795

Operating profit / (loss) before tax as reported	1,948	1,107	1,760	452	1,004	(849)	(218)	(1,114)	4,090
Operating profit / (loss) before tax (adjusted)	2,397	1,236	1,754	552	1,503	(912)	(96)	(1,093)	5,341

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Includes a gain on the sale of our investment in the London Clearing House in the Investment Bank in 2017, gains on sales of our investment in IHS Markit in the Investment Bank in 2017 and 2016 as well as a gain on sale of our investment in Visa Europe in Wealth Management and Personal & Corporate Banking in 2016.    5 Related to the disposal of foreign subsidiaries and branches.     6  Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    7 Includes recoveries from third parties of CHF 53 million and CHF 13 million for the years ended 31 December 2017 and 31 December 2016, respectively.

Results: 2017

We recorded net profit attributable to shareholders of CHF 1,165 million in 2017, which included a net tax expense of CHF 4,168 million, mainly driven by a CHF 2,865 million net write-down of deferred tax assets (DTAs) following a reduction in the US federal corporate tax rate after the enactment of the Tax Cuts and Jobs Act (TCJA) in the US during the fourth quarter of 2017. In 2016, net profit attributable to shareholders was CHF 3,204 million, which included a net tax expense of CHF 805 million. Excluding the aforementioned net write-down of DTAs, net profit attributable to shareholders would have increased 26%.

Profit before tax was CHF 5,409 million in 2017 compared with CHF 4,090 million in 2016 and adjusted profit before tax was CHF 6,335 million compared with CHF 5,341 million.

As of 31 December 2017, the Group achieved its net cost reduction target of CHF 2.1 billion.

Results: 4Q17 vs 4Q16

Profit before tax increased by CHF 251 million or 34% to CHF 997 million, driven by a reduction in operating expenses and higher operating income. Operating income increased by CHF 67 million or 1%, mainly reflecting CHF 133 million higher net fee and commission income and a CHF 48 million increase in other income, partly offset by CHF 65 million higher credit loss expenses and a CHF 49 million decrease in net interest and trading income. Operating expenses decreased by CHF 183 million or 3%, primarily driven by CHF 252 million lower general and administrative expenses, mainly reflecting CHF 225 million lower net expenses for provisions for litigation, regulatory and similar matters.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the purpose of determining adjusted results for the fourth quarter of 2017, we excluded gains of CHF 153 million on sale of subsidiaries and businesses, a gain of CHF 29 million on sale of financial assets available for sale, expenses of CHF 25 million related to the modification of terms for Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2012 and 2013 and net restructuring expenses of CHF 381 million. For the fourth quarter of 2016, we excluded gains of CHF 88 million on sale of financial assets available for sale, net foreign currency translation gains of CHF 27 million and net restructuring expenses of CHF 372 million.

On this adjusted basis, profit before tax for the fourth quarter of 2017 increased by CHF 218 million or 22% to CHF 1,221 million, primarily reflecting CHF 217 million lower adjusted operating expenses.

Operating income: 4Q17 vs 4Q16

Total operating income was CHF 7,122 million compared with CHF 7,055 million. On an adjusted basis, total operating income was stable at CHF 6,940 million.

Net interest and trading income

Total combined net interest and trading income decreased by CHF 49 million to CHF 2,659 million, primarily due to lower net interest and trading income in the Investment Bank and Corporate Center – Group Asset and Liability Management (Group ALM), as well as a decrease in net trading income in Wealth Management, partly offset by higher net interest income in our wealth management businesses.

Net fee and commission income

Net fee and commission income was CHF 4,294 million compared with CHF 4,161 million, primarily reflecting higher portfolio management and advisory fees and an increase in underwriting fees, partly offset by lower M&A and corporate finance fees.

Credit loss expense / recovery

Total net credit loss expenses were CHF 89 million compared with CHF 24 million, mainly reflecting higher expenses in the Investment Bank, primarily related to a margin loan to a single client following a significant decrease in the value of the collateral.

→   Refer to the “Risk management and control” section of this report for more information on credit risk

Other income

Other income was CHF 257 million compared with CHF 209 million. The fourth quarter of 2017 included a net gain of CHF 153 million on sale of Asset Management’s fund administration servicing units in Luxembourg and Switzerland to Northern Trust and a gain of CHF 29 million on sale of the Investment Bank’s investment in the London Clearing House, classified as financial assets available for sale, while the same quarter a year earlier included gains of CHF 88 million on sale of financial assets available for sale and net foreign currency translation gains of CHF 27 million. Excluding these items, adjusted other income decreased by CHF 19 million to CHF 75 million.

Group performance

Operating expenses: 4Q17 vs 4Q16

Total operating expenses decreased by CHF 183 million or 3% to CHF 6,125 million. Excluding net restructuring expenses of CHF 381 million and expenses of CHF 25 million in the Investment Bank related to the modification of terms for DCCP awards granted for the performance years 2012 and 2013, adjusted total operating expenses decreased by CHF 217 million or 4% to CHF 5,719 million, primarily reflecting CHF 225 million lower net expenses for provisions for litigation, regulatory and similar matters.

Personnel expenses

Personnel expenses increased by CHF 55 million to CHF 3,923 million. On an adjusted basis, personnel expenses increased by CHF 44 million to CHF 3,738 million, mainly due to a CHF 67 million increase in financial advisor compensation in Wealth Management Americas, reflecting higher compensable revenues as well as changes we announced in 2016 to our financial advisor compensation model, and CHF 65 million higher other personnel expenses. This was partly offset by CHF 88 million lower expenses for variable compensation.

General and administrative expenses

General and administrative expenses decreased by CHF 252 million to CHF 1,913 million on a reported basis and by CHF 285 million to CHF 1,693 million on an adjusted basis. The decrease in reported and adjusted expenses was mainly driven by CHF 225 million lower net expenses for provisions for litigation, regulatory and similar matters. In addition, the fourth quarter of 2017 included a net expense for the UK bank levy of CHF 88 million compared with an expense of CHF 132 million in the fourth quarter of 2016.

At this point in time, we believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2016 for more information on litigation, regulatory and similar matters

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software increased by CHF 17 million to CHF 272 million, mainly reflecting higher expenses related to internally generated capitalized software.

Tax: 4Q17 vs 4Q16

We recognized a net income tax expense of CHF 3,194 million for the fourth quarter of 2017 compared with a net income tax expense of CHF 109 million for the fourth quarter of 2016.

The fourth quarter 2017 net income tax expense included a net downward revaluation of DTAs of CHF 2,767 million. This reflected a CHF 2,865 million net write-down in respect of the US federal corporate tax rate reduction included in the Tax Cuts and Jobs Act, which was enacted in the fourth quarter of 2017, and a net upward revaluation of DTAs of CHF 98 million following the completion of our business planning process.

The fourth quarter 2017 net income tax expense also included tax expenses of CHF 427 million in respect of current-year taxable profits. This reflected current tax expenses of CHF 207 million and deferred tax expenses of CHF 220 million, the latter mainly representing amortization of prior-year Swiss tax loss and temporary difference DTAs.

For 2018, we currently forecast a full-year tax rate of approximately 25%, excluding the effects on the tax rate from any periodic remeasurement of DTAs and any change in the manner in which we remeasure DTAs.

Total comprehensive income attributable to shareholders: 4Q17 vs 4Q16

Total comprehensive income attributable to shareholders was negative CHF 2,349 million compared with positive CHF 83 million. Net loss attributable to shareholders was CHF 2,224 million compared with a net profit of CHF 636 million, and other comprehensive income (OCI) attributable to shareholders was negative CHF 124 million compared with negative CHF 553 million.

In the fourth quarter of 2017, OCI related to cash flow hedges was negative CHF 270 million, mainly reflecting a decrease in unrealized gains on hedging derivatives that resulted from increases in long-term interest rates. In the fourth quarter of 2016, OCI related to cash flow hedges was negative CHF 1,033 million.

OCI associated with financial assets available for sale was negative CHF 39 million compared with negative CHF 145 million and mainly reflected the reclassification of net gains from OCI to the income statement upon sale of certain equity investments, predominantly the sale of the Investment Bank’s investment in the London Clearing House.

OCI related to own credit on financial liabilities designated at fair value was negative CHF 23 million compared with positive CHF 15 million and mainly reflected a tightening of credit spreads in the fourth quarter of 2017.

Defined benefit plan OCI was positive CHF 5 million compared with negative CHF 234 million. Net pre-tax OCI related to the non-Swiss pension plans was positive CHF 14 million, mainly due to net gains resulting from increases in the fair value of underlying plan assets, largely offset by net increases in defined benefit obligations (DBOs), primarily due to decreases in applicable discount rates.

We recorded net pre-tax OCI losses of CHF 22 million related to our Swiss pension plan, reflecting OCI losses of CHF 407 million from an increase in the DBO and CHF 215 million related to the excess of the pension surplus over the estimated future economic benefit, largely offset by OCI gains of CHF 599 million from an increase in the fair value of the underlying plan assets. The OCI losses of CHF 407 million from the increase in DBO primarily reflected losses of CHF 293 million due to a decrease in the applicable discount rate and an OCI experience loss of CHF 152 million, reflecting the effects of differences between the previous actuarial assumptions and what actually occurred.

Foreign currency translation OCI was CHF 203 million, primarily resulting from the strengthening of the US dollar and the euro against the Swiss franc. OCI related to foreign currency translation in the same quarter last year was CHF 845 million.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information

→   Refer to “Note 26 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2016 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 December 2017, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.7 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.4 billion would result from changes in US dollar interest rates.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately CHF 1.5 billion recognized in OCI, of which approximately CHF 1.3 billion would result from changes in US dollar interest rates. Since the majority of this effect on shareholders’ equity is related to cash flow hedge OCI, which is not recognized for the purposes of calculating regulatory capital, the immediate effect on regulatory capital would be an increase of approximately CHF 0.1 billion, primarily related to the estimated effect related to pension fund assets and liabilities.

The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets available for sale. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Net profit attributable to non-controlling interests:
4Q17 vs 4Q16

Net profit attributable to non-controlling interests was CHF 27 million compared with CHF 1 million, primarily as we recognized CHF 26 million in dividends to preferred noteholders in the fourth quarter of 2017.

From 2018, we currently expect net profit to non-controlling interests to be less than CHF 10 million per year.

Key figures and personnel

Return on tangible equity: 4Q17 vs 4Q16

The annualized return on tangible equity (RoTE) was negative 19.2% compared with positive 5.6%. On an adjusted basis, the annualized RoTE was negative 17.7% compared with positive 7.3%, as the fourth quarter of 2017 included a CHF 2,865 million net write-down of DTAs following a reduction in the US federal corporate tax rate after the enactment of the TCJA in the US during the fourth quarter of 2017.

Cost / income ratio: 4Q17 vs 4Q16

The cost / income ratio was 85.0% compared with 89.1%. On an adjusted basis, the cost / income ratio was 81.4% compared with 85.2%.

Risk-weighted assets: 4Q17 vs 3Q17

Our fully applied risk-weighted assets (RWA) were broadly unchanged at CHF 237 billion.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 capital ratio: 4Q17 vs 3Q17

Our fully applied CET1 capital ratio increased 0.1 percentage points to 13.8% as of 31 December 2017, reflecting an increase in CET1 capital of CHF 0.2 billion and a CHF 0.5 billion decrease in RWA.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 leverage ratio: 4Q17 vs 3Q17

Our fully applied CET1 leverage ratio was stable at 3.7%, reflecting the aforementioned increase in CET1 capital, partly offset by a CHF 1 billion increase in the leverage ratio denominator (LRD).

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 4Q17 vs 3Q17

During the fourth quarter of 2017, our fully applied LRD increased by CHF 1 billion to CHF 886 billion, primarily driven by currency effects of CHF 7 billion, mostly offset by asset size and other movements of CHF 5 billion.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 4Q17 vs 3Q17

Our fully applied going concern leverage ratio was stable at 4.7%.

→   Refer to the “Capital management” section of this report for more information

Group performance

Net new money and invested assets

Management’s discussion and analysis on net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Personnel: 4Q17 vs 3Q17

We employed 61,253 personnel as of 31 December 2017, a net increase of 457 compared with 30 September 2017. Corporate Center – Services personnel increased by 480, primarily due to higher staffing levels for strategic and regulatory initiatives. This was partly offset by a reduction in support staff following the sale of Asset Management’s fund administration servicing units in Luxembourg and Switzerland in the fourth quarter of 2017.

Disposals

As disclosed in our third quarter 2017 report, Hana Financial Group, our partner in South Korea, exercised a 10-year buyout option to acquire Asset Management’s 51% stake in UBS Hana Asset Management in the third quarter of 2017. This transaction is pending and still subject to regulatory approval.

Outlook

We expect the improved investor confidence and the macroeconomic developments we observed in 2017, as well as typical seasonality, to continue to benefit our global wealth management businesses. However, low market volatility is likely to persist in the short term, affecting institutional client activity levels in particular. The positive effect of rising US dollar interest rates on net interest margins will be limited by the continuing low and negative interest rates in Switzerland and the eurozone. Geopolitical factors continue to remain a risk. Implementing the recently agreed upon changes to the Basel III capital standards will result in increasing capital requirements and costs. UBS is well positioned to deal with these challenges and to mitigate their impact on overall performance and profitability by staying disciplined on cost whilst investing in our businesses and infrastructure. By continuing to execute our strategy with discipline, UBS stands to benefit from any further improvement in market conditions.

Return on equity
	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16

Net profit
Net profit / (loss) attributable to shareholders	(2,224)	946	636	1,165	3,204
Amortization and impairment of intangible assets	17	16	21	70	91
Pre-tax adjusting items¹˒²	224	285	257	926	1,251
Tax effect on adjusting items³	(49)	(63)	(57)	(204)	(275)
Adjusted net profit / (loss) attributable to shareholders	(2,032)	1,184	857	1,957	4,271
of which: deferred tax (expense) / benefit⁴	(2,987)	(42)	94	(3,293)	7
Adjusted net profit / (loss) attributable to shareholders excluding deferred tax expense / benefit	955	1,226	763	5,250	4,264

Equity
Equity attributable to shareholders	51,326	53,493	53,621	51,326	53,621
Less: goodwill and intangible assets	6,398	6,388	6,556	6,398	6,556
Tangible equity attributable to shareholders	44,928	47,105	47,065	44,928	47,065
of which: DTAs not eligible as CET1 capital⁵	6,614	9,502	10,238	6,614	10,238
Tangible equity attributable to shareholders excluding DTAs	38,314	37,603	36,827	38,314	36,827

Return on equity
Return on equity (%)	(17.0)	7.2	4.8	2.2	5.9
Return on tangible equity (%)	(19.2)	8.3	5.6	2.7	6.9
Adjusted return on tangible equity (%)¹	(17.7)	10.2	7.3	4.2	9.0
Adjusted return on tangible equity excluding deferred tax expense / benefit and DTAs (%)¹˒⁶	10.1	13.3	8.3	14.1	11.3

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    4 Deferred tax expense / benefit in respect of taxable profits and any re-measurements of DTAs, such as the net write-down due to the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017.    5 DTAs that do not qualify as CET1 capital, reflecting DTAs recognized for tax loss carry-forwards of CHF 5,797 million as of 31 December 2017 (30 September 2017: CHF 8,221 million; 31 December 2016: CHF 8,403 million) as well as DTAs on temporary differences, excess over threshold of CHF 817 million as of 31 December 2017 (30 September 2017: CHF 1,281 million; 31 December 2016: CHF 1,835 million), in accordance with fully applied Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6 Calculated as adjusted net profit / loss attributable to shareholders excluding deferred tax expense / benefit, such as the net write-down due to the Tax Cuts and Jobs Act enacted in the fourth quarter of 2017, divided by tangible equity attributable to shareholders excluding any DTAs that do not qualify as fully applied CET1 capital.

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Net interest income	619	598	588	4	5	2,344	2,331
Recurring net fee income²	933	926	874	1	7	3,634	3,548
Transaction-based income³	343	373	314	(8)	9	1,611	1,397
Other income	8	18	7	(56)	14	39	20
Income	1,903	1,915	1,782	(1)	7	7,629	7,296
Credit loss (expense) / recovery	(4)	1	(1)		300	(4)	(5)
Total operating income	1,899	1,915	1,782	(1)	7	7,625	7,291
Personnel expenses	568	593	543	(4)	5	2,354	2,349
General and administrative expenses	174	163	248	7	(30)	594	640
Services (to) / from Corporate Center and other business divisions	665	571	621	16	7	2,372	2,348
of which: services from CC – Services	646	557	592	16	9	2,294	2,256
Depreciation and impairment of property, equipment and software	1	1	1	0	0	3	2
Amortization and impairment of intangible assets	4	1	1	300	300	7	4
Total operating expenses	1,412	1,328	1,413	6	0	5,330	5,343
Business division operating profit / (loss) before tax	488	587	368	(17)	33	2,295	1,948

Adjusted results⁴
Total operating income as reported	1,899	1,915	1,782	(1)	7	7,625	7,291
of which: gain / (loss) on sales of subsidiaries and businesses							(23)
of which: gain on sale of financial assets available for sale⁵							21
Total operating income (adjusted)	1,899	1,915	1,782	(1)	7	7,625	7,293
Total operating expenses as reported	1,412	1,328	1,413	6	0	5,330	5,343
of which: personnel-related restructuring expenses	10	12	15			38	53
of which: non-personnel-related restructuring expenses	24	22	25			73	55
of which: restructuring expenses allocated from CC – Services	117	80	103			353	339
Total operating expenses (adjusted)	1,260	1,214	1,270	4	(1)	4,867	4,896
Business division operating profit / (loss) before tax as reported	488	587	368	(17)	33	2,295	1,948
Business division operating profit / (loss) before tax (adjusted)	640	701	511	(9)	25	2,758	2,397

Key performance indicators⁶
Pre-tax profit growth (%)	32.6	16.5	7.0			17.8	(27.6)
Cost / income ratio (%)	74.2	69.3	79.3			69.9	73.2
Net new money growth (%)	5.2	1.8	(1.7)			5.2	2.8
Gross margin on invested assets (bps)	68	72	73	(6)	(7)	72	77
Net margin on invested assets (bps)	17	22	15	(23)	13	22	21

Adjusted key performance indicators⁴˒⁶
Pre-tax profit growth (%)	25.2	9.0	1.2			15.1	(15.2)
Cost / income ratio (%)	66.2	63.4	71.3			63.8	67.1
Net new money growth (%)	5.2	1.8	(1.7)			5.2	2.8
Gross margin on invested assets (bps)	68	72	73	(6)	(7)	72	77
Net margin on invested assets (bps)	23	26	21	(12)	10	26	25

Wealth Management (continued)¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Additional information
Recurring income⁷	1,552	1,524	1,461	2	6	5,978	5,880
Recurring income as a percentage of income (%)	81.6	79.6	82.0			78.4	80.6
Average attributed equity (CHF billion)⁸	6.4	6.2	3.4	3	88	6.2	3.5
Return on attributed equity (%)⁸	30.4	37.8	43.3			37.1	56.1
Return on attributed tangible equity (%)⁸	39.2	48.4				47.7
Risk-weighted assets (CHF billion)⁸	30.2	30.4	25.8	(1)	17	30.2	25.8
of which: held by Wealth Management (CHF billion)	29.0	29.1	25.8	0	12	29.0	25.8
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁹	1.2	1.3		(8)		1.2
Leverage ratio denominator (CHF billion)⁸	173.9	173.1	115.5	0	51	173.9	115.5
of which: held by Wealth Management (CHF billion)	128.0	124.0	115.5	3	11	128.0	115.5
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁹	45.9	49.2		(7)		45.9
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.3	0	8	1.4	1.3
Net new money (CHF billion)	14.2	4.6	(4.1)			51.1	26.8
Invested assets (CHF billion)	1,148	1,100	977	4	18	1,148	977
Client assets (CHF billion)	1,338	1,283	1,157	4	16	1,338	1,157
Loans, gross (CHF billion)	115.2	110.5	101.9	4	13	115.2	101.9
Due to customers (CHF billion)	195.3	191.9	192.3	2	2	195.3	192.3
Personnel (full-time equivalents)	9,665	9,653	9,721	0	(1)	9,665	9,721
Client advisors (full-time equivalents)	3,794	3,820	3,859	(1)	(2)	3,794	3,859

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects a gain on the sale of our investment in Visa Europe.    6 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    7 Recurring income consists of net interest income and recurring net fee income.    8 Refer to the “Capital management” section of this report for more information.    9 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 31.12.17	Europe	Asia Pacific	Switzerland	Emerging markets	Total	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	5.9	10.1	1.1	(2.7)	14.4	16.4	2.4
Net new money growth (%)	6.1	11.7	2.2	(6.5)	5.2	10.3	8.6
Invested assets (CHF billion)	402	373	204	166	1,145	678	120
Client advisors (full-time equivalents)	1,265	1,037	743	651	3,696	810⁴

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure and excluding minor functions with 98 client advisors and CHF 3 billion of invested assets and CHF 0.2 billion of net new money outflows in the fourth quarter of 2017.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 4Q17 vs 4Q16

Profit before tax increased by CHF 120 million or 33% to CHF 488 million and adjusted profit before tax increased by CHF 129 million or 25% to CHF 640 million, mainly reflecting higher operating income.

Operating income

Total operating income increased by CHF 117 million or 7% to CHF 1,899 million, driven by increases across all income lines.

Net interest income increased by CHF 31 million to CHF 619 million, primarily due to higher deposit revenues, mostly reflecting higher short-term US dollar interest rates, as well as an increase in lending revenues. This was partly offset by lower treasury-related income from Corporate Center – Group Asset and Liability Management, reflecting lower banking book interest income and higher allocated funding costs for long-term debt that contributes to total loss-absorbing capacity.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 59 million to CHF 933 million, predominantly driven by higher average invested assets and increases in discretionary and advisory mandate penetration. These factors were partly offset by the effects of cross-border outflows.

Transaction-based income increased by CHF 29 million to CHF 343 million, mainly due to increased client activity.

Other income increased by CHF 1 million to CHF 8 million.

Operating expenses

Total operating expenses decreased by CHF 1 million to CHF 1,412 million and adjusted operating expenses decreased by CHF 10 million or 1% to CHF 1,260 million. Personnel expenses increased by CHF 25 million to CHF 568 million, while adjusted personnel expenses increased by CHF 30 million to CHF 558 million, mainly due to higher variable compensation. General and administrative expenses decreased by CHF 74 million to CHF 174 million and decreased by CHF 73 million to CHF 150 million on an adjusted basis, predominantly driven by lower net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions increased by CHF 44 million to CHF 665 million, while adjusted net expenses increased by CHF 30 million to CHF 548 million, mainly due to higher net expenses from control functions and higher costs related to strategic and regulatory initiatives.

Net new money: 4Q17 vs 4Q16

Net new money was CHF 14.2  billion, including a small number of large inflows, compared with outflows of CHF 4.1 billion, resulting in an annualized net new money growth rate of positive 5.2% compared with negative 1.7%. Cross-border-related net outflows were CHF 6.3 billion compared with CHF 7.4 billion. Net new money from ultra high net worth clients was CHF 16.4 billion compared with CHF 2.6 billion.

Invested assets

Invested assets increased by CHF 48 billion to CHF 1,148 billion compared with the previous quarter, mainly due to positive market performance of CHF 26 billion, net new money of CHF 14 billion and positive foreign currency translation effects of CHF 10 billion. Discretionary and advisory mandate penetration decreased to 28.9% from 29.2%. Compared with 31 December 2016, invested assets increased by CHF 171 billion or 18%, primarily due to positive market performance and strong net new money. Mandate penetration increased by 2.0 percentage points in 2017 from 26.9%.

Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Net interest income	442	432	405	2	9	1,712	1,484
Recurring net fee income²	1,370	1,341	1,267	2	8	5,263	4,880
Transaction-based income³	383	348	372	10	3	1,516	1,474
Other income	8	6	16	33	(50)	24	35
Income	2,202	2,128	2,060	3	7	8,516	7,873
Credit loss (expense) / recovery	(2)	(1)	0	100		(4)	(3)
Total operating income	2,200	2,126	2,059	3	7	8,512	7,871
Personnel expenses	1,350	1,324	1,237	2	9	5,274	4,874
Financial advisor compensation⁴	864	825	757	5	14	3,310	2,931
Compensation commitments with recruited financial advisors⁵	181	187	199	(3)	(9)	754	808
Salaries and other personnel costs	305	312	281	(2)	9	1,210	1,135
General and administrative expenses	139	141	166	(1)	(16)	607	576
Services (to) / from Corporate Center and other business divisions	353	323	309	9	14	1,307	1,250
of which: services from CC – Services	348	318	306	9	14	1,286	1,236
Depreciation and impairment of property, equipment and software	0	0	0			2	2
Amortization and impairment of intangible assets	10	11	10	(9)	0	42	50
Total operating expenses	1,853	1,800	1,723	3	8	7,232	6,752
Business division operating profit / (loss) before tax	347	326	337	6	3	1,280	1,118

Adjusted results⁶
Total operating income as reported	2,200	2,126	2,059	3	7	8,512	7,871
of which: gain / (loss) on sale of financial assets available for sale			10				10
Total operating income (adjusted)	2,200	2,126	2,049	3	7	8,512	7,861
Total operating expenses as reported	1,853	1,800	1,723	3	8	7,232	6,752
of which: personnel-related restructuring expenses	0	0	1			1	7
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	43	25	29			115	134
Total operating expenses (adjusted)	1,810	1,775	1,692	2	7	7,117	6,610
Business division operating profit / (loss) before tax as reported	347	326	337	6	3	1,280	1,118
Business division operating profit / (loss) before tax (adjusted)	390	351	358	11	9	1,395	1,250

Key performance indicators⁷
Pre-tax profit growth (%)	3.0	(0.6)				14.5	48.3
Cost / income ratio (%)	84.2	84.6	83.6			84.9	85.8
Net new money growth (%)	(0.2)	(0.8)	(0.5)			(0.7)	1.5
Gross margin on invested assets (bps)	73	73	75	0	(3)	73	74
Net margin on invested assets (bps)	11	11	12	0	(8)	11	10

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	8.9	(4.4)	468.3			11.6	43.0
Cost / income ratio (%)	82.2	83.4	82.5			83.6	84.1
Net new money growth (%)	(0.2)	(0.8)	(0.5)			(0.7)	1.5
Gross margin on invested assets (bps)	73	73	75	0	(3)	73	74
Net margin on invested assets (bps)	13	12	13	8	0	12	12

Wealth Management Americas

Wealth Management Americas – in US dollars (continued)¹
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Additional information
Recurring income⁸	1,811	1,774	1,672	2	8	6,975	6,364
Recurring income as a percentage of income (%)	82.2	83.4	81.2			81.9	80.8
Average attributed equity (USD billion)⁹	6.7	6.6	2.6	2	158	6.7	2.6
Return on attributed equity (%)⁹	20.8	19.7	51.8			19.1	43.0
Return on attributed tangible equity (%)⁹	46.9	45.0				43.2
Risk-weighted assets (USD billion)⁹	27.2	25.7	23.4	6	16	27.2	23.4
of which: held by Wealth Management Americas (USD billion)	26.2	24.7	23.4	6	12	26.2	23.4
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	1.0	0.9		11		1.0
Leverage ratio denominator (USD billion)⁹	90.2	85.3	66.9	6	35	90.2	66.9
of which: held by Wealth Management Americas (USD billion)	73.7	70.5	66.9	5	10	73.7	66.9
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	16.6	14.8		12		16.6
Goodwill and intangible assets (USD billion)	3.6	3.6	3.7	0	(3)	3.6	3.7
Net new money (USD billion)	(0.5)	(2.3)	(1.3)			(7.2)	15.4
Net new money including interest and dividend income (USD billion)¹¹	9.4	4.1	6.6			21.7	40.8
Invested assets (USD billion)¹²	1,225	1,189	1,100	3	11	1,225	1,100
Client assets (USD billion)	1,288	1,249	1,160	3	11	1,288	1,160
Loans, gross (USD billion)	54.4	53.1	51.6	2	5	54.4	51.6
Due to customers (USD billion)	77.6	74.0	89.2	5	(13)	77.6	89.2
Recruitment loans to financial advisors	2,619	2,681	3,033	(2)	(14)	2,619	3,033
Other loans to financial advisors	580	579	462	0	26	580	462
Personnel (full-time equivalents)	13,512	13,505	13,526	0	0	13,512	13,526
Financial advisors (full-time equivalents)	6,822	6,861	7,025	(1)	(3)	6,822	7,025

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.    12 Certain account types were corrected during the fourth quarter of 2017. Invested assets as of 30 September 2017 and 31 December 2016 were corrected by USD 12 billion and USD 11 billion, respectively. The effect on net new money in all periods was immaterial.

Results: 4Q17 vs 4Q16

Profit before tax increased by USD 10 million or 3% to USD 347 million. Adjusted profit before tax increased by USD 32 million or 9% to USD 390 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 141 million or 7% and adjusted operating income increased by USD 151 million or 7% to USD 2,200 million, mainly reflecting higher recurring net fee income and net interest income.

Net interest income increased by USD 37 million to USD 442 million, primarily due to an increase in net interest margin on higher short-term US dollar interest rates and higher lending balances. The average mortgage portfolio balance increased 15% and the average securities-backed lending portfolio balance increased 1%.

Recurring net fee income increased by USD 103 million to USD 1,370 million, mainly due to increased invested assets in managed accounts.

Transaction-based income increased by USD 11 million to USD 383 million due to higher client activity.

Operating expenses

Total operating expenses increased by USD 130 million or 8% to USD 1,853 million and adjusted operating expenses increased by USD 118 million or 7% to USD 1,810 million.

Personnel expenses increased by USD 113 million to USD 1,350 million and increased by USD 114 million on an adjusted basis, mainly due to USD 107 million higher financial advisor compensation. This reflected higher compensable revenues as well as changes we announced in 2016 to our financial advisor compensation model, and an increase in salaries and other personnel costs. These increases were partly offset by lower expenses for compensation commitments with recruited financial advisors.

General and administrative expenses decreased by USD 27 million to USD 139 million, mainly due to lower net expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services from Corporate Center and other business divisions increased by USD 44 million to USD 353 million and increased by USD 30 million to USD 310 million on an adjusted basis, mainly reflecting higher costs related to Group Technology and strategic and regulatory initiatives.

Net new money: 4Q17 vs 4Q16

Net new money outflows were USD 0.5 billion in the fourth quarter of 2017, mainly reflecting net outflows related to financial advisor attrition, partly offset by inflows from financial advisors employed by UBS for more than one year. In the same quarter last year, net new money outflows were USD 1.3 billion, predominantly related to outflows from net recruiting, partly offset by inflows from financial advisors employed by UBS for more than one year. The annualized net new money growth rate was negative 0.2% compared with negative 0.5%.

Invested assets

Invested assets increased by USD 36 billion to USD 1,225 billion compared with the previous quarter, reflecting mainly positive market performance of USD 38 billion. Discretionary and advisory mandate penetration increased to 36.8% from 36.7%. Compared with 31 December 2016, invested assets increased by USD 125 million or 11%, primarily due to positive market performance.

Wealth Management Americas

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Net interest income	435	417	409	4	6	1,679	1,467
Recurring net fee income²	1,351	1,295	1,277	4	6	5,162	4,825
Transaction-based income³	377	336	375	12	1	1,488	1,458
Other income	8	5	16	60	(50)	24	35
Income	2,171	2,053	2,076	6	5	8,353	7,785
Credit loss (expense) / recovery	(2)	(1)	0	100		(4)	(3)
Total operating income	2,169	2,052	2,076	6	4	8,349	7,782
Personnel expenses	1,331	1,277	1,247	4	7	5,173	4,819
Financial advisor compensation⁴	852	796	763	7	12	3,246	2,898
Compensation commitments with recruited financial advisors⁵	179	180	201	(1)	(11)	740	799
Salaries and other personnel costs	300	301	283	0	6	1,187	1,122
General and administrative expenses	137	136	168	1	(18)	595	570
Services (to) / from Corporate Center and other business divisions	348	312	312	12	12	1,282	1,235
of which: services from CC – Services	343	307	308	12	11	1,262	1,221
Depreciation and impairment of property, equipment and software	0	0	0			2	2
Amortization and impairment of intangible assets	10	11	10	(9)	0	41	50
Total operating expenses	1,826	1,737	1,737	5	5	7,092	6,675
Business division operating profit / (loss) before tax	343	315	339	9	1	1,256	1,107

Adjusted results⁶
Total operating income as reported	2,169	2,052	2,076	6	4	8,349	7,782
of which: gain / (loss) on sale of financial assets available for sale			10				10
Total operating income (adjusted)	2,169	2,052	2,066	6	5	8,349	7,772
Total operating expenses as reported	1,826	1,737	1,737	5	5	7,092	6,675
of which: personnel-related restructuring expenses	0	0	1			1	7
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	42	24	30			113	132
Total operating expenses (adjusted)	1,784	1,713	1,706	4	5	6,979	6,536
Business division operating profit / (loss) before tax as reported	343	315	339	9	1	1,256	1,107
Business division operating profit / (loss) before tax (adjusted)	385	339	360	14	7	1,369	1,236

Key performance indicators⁷
Pre-tax profit growth (%)	1.2	(1.6)				13.5	54.2
Cost / income ratio (%)	84.1	84.6	83.7			84.9	85.7
Net new money growth (%)	(0.1)	(0.8)	(0.5)			(0.6)	1.5
Gross margin on invested assets (bps)	74	73	76	1	(3)	73	75
Net margin on invested assets (bps)	12	11	12	9	0	11	11

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	6.9	(5.3)	462.5			10.8	48.2
Cost / income ratio (%)	82.2	83.4	82.6			83.6	84.1
Net new money growth (%)	(0.1)	(0.8)	(0.5)			(0.6)	1.5
Gross margin on invested assets (bps)	74	73	76	1	(3)	73	74
Net margin on invested assets (bps)	13	12	13	8	0	12	12

Wealth Management Americas – in Swiss francs (continued)¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Additional information
Recurring income⁸	1,786	1,712	1,685	4	6	6,841	6,292
Recurring income as a percentage of income (%)	82.3	83.4	81.2			81.9	80.8
Average attributed equity (CHF billion)⁹	6.5	6.4	2.6	2	150	6.6	2.6
Return on attributed equity (%)⁹	21.0	19.7	52.2			19.1	43.4
Return on attributed tangible equity (%)⁹	47.0	44.9				43.3
Risk-weighted assets (CHF billion)⁹	26.5	24.9	23.8	6	11	26.5	23.8
of which: held by Wealth Management Americas (CHF billion)	25.5	23.9	23.8	7	7	25.5	23.8
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	1.0	0.9		11		1.0
Leverage ratio denominator (CHF billion)⁹	88.0	82.6	68.1	7	29	88.0	68.1
of which: held by Wealth Management Americas (CHF billion)	71.8	68.3	68.1	5	5	71.8	68.1
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	16.2	14.4		13		16.2
Goodwill and intangible assets (CHF billion)	3.5	3.5	3.7	0	(5)	3.5	3.7
Net new money (CHF billion)	(0.4)	(2.2)	(1.3)			(6.8)	15.4
Net new money including interest and dividend income (CHF billion)¹¹	9.2	4.0	6.7			21.4	40.5
Invested assets (CHF billion)¹²	1,195	1,151	1,119	4	7	1,195	1,119
Client assets (CHF billion)	1,256	1,209	1,181	4	6	1,256	1,181
Loans, gross (CHF billion)	53.0	51.5	52.5	3	1	53.0	52.5
Due to customers (CHF billion)	75.6	71.6	90.8	6	(17)	75.6	90.8
Recruitment loans to financial advisors	2,553	2,597	3,087	(2)	(17)	2,553	3,087
Other loans to financial advisors	565	561	471	1	20	565	471
Personnel (full-time equivalents)	13,512	13,505	13,526	0	0	13,512	13,526
Financial advisors (full-time equivalents)	6,822	6,861	7,025	(1)	(3)	6,822	7,025

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center − Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.    12 Certain account types were corrected during the fourth quarter of 2017. Invested assets as of 30 September 2017 and 31 December 2016 were corrected by CHF 13 billion and CHF 12 billion, respectively. The effect on net new money in all periods was immaterial.

Personal & Corporate Banking

Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Net interest income	525	522	540	1	(3)	2,086	2,199
Recurring net fee income²	155	149	130	4	19	593	553
Transaction-based income³	284	285	256	0	11	1,104	1,028
Other income	18	16	23	13	(22)	86	211
Income	982	972	949	1	3	3,869	3,990
Credit loss (expense) / recovery	4	(2)	(8)			(19)	(6)
Total operating income	986	971	941	2	5	3,850	3,984
Personnel expenses	188	211	208	(11)	(10)	836	845
General and administrative expenses	87	68	100	28	(13)	290	285
Services (to) / from Corporate Center and other business divisions	314	277	255	13	23	1,133	1,080
of which: services from CC – Services	339	300	284	13	19	1,227	1,186
Depreciation and impairment of property, equipment and software	4	3	4	33	0	13	15
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	593	559	567	6	5	2,272	2,224
Business division operating profit / (loss) before tax	392	411	374	(5)	5	1,578	1,760

Adjusted results⁴
Total operating income as reported	986	971	941	2	5	3,850	3,984
of which: gains related to investments in associates							21
of which: gain on sale of financial assets available for sale⁵							102
Total operating income (adjusted)	986	971	941	2	5	3,850	3,861
Total operating expenses as reported	593	559	567	6	5	2,272	2,224
of which: personnel-related restructuring expenses	2	1	2			7	4
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	34	24	19			96	113
Total operating expenses (adjusted)	557	534	546	4	2	2,169	2,107
Business division operating profit / (loss) before tax as reported	392	411	374	(5)	5	1,578	1,760
Business division operating profit / (loss) before tax (adjusted)	428	436	395	(2)	8	1,681	1,754

Key performance indicators⁶
Pre-tax profit growth (%)	4.8	(9.3)	5.4			(10.3)	6.9
Cost / income ratio (%)	60.4	57.5	59.7			58.7	55.7
Net interest margin (bps)	159	157	161	1	(1)	157	163
Net new business volume growth for personal banking (%)	1.0	3.7	1.1			4.0	3.1

Adjusted key performance indicators⁴˒⁶
Pre-tax profit growth (%)	8.4	(7.8)	(0.3)			(4.2)	4.3
Cost / income ratio (%)	56.7	54.9	57.5			56.1	54.5
Net interest margin (bps)	159	157	161	1	(1)	157	163
Net new business volume growth for personal banking (%)	1.0	3.7	1.1			4.0	3.1

Personal & Corporate Banking (continued)¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Additional information
Average attributed equity (CHF billion)⁷	6.2	6.2	4.1	0	51	6.1	4.1
Return on attributed equity (%)⁷	25.3	26.7	36.5			25.8	43.2
Return on attributed tangible equity (%)⁷	25.3	26.7				25.8
Risk-weighted assets (CHF billion)⁷	49.1	48.3	41.6	2	18	49.1	41.6
of which: held by Personal & Corporate Banking (CHF billion)	48.0	47.3	41.6	1	15	48.0	41.6
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁸	1.0	1.1		(9)		1.0
Leverage ratio denominator (CHF billion)⁷	186.9	188.7	152.2	(1)	23	186.9	152.2
of which: held by Personal & Corporate Banking (CHF billion)	148.0	149.8	152.2	(1)	(3)	148.0	152.2
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁸	38.9	38.9		0		38.9
Business volume for personal banking (CHF billion)	155	154	149	1	4	155	149
Net new business volume for personal banking (CHF billion)	0.4	1.4	0.4			6.0	4.6
Client assets (CHF billion)⁹	667	663	630	1	6	667	630
Loans, gross (CHF billion)	131.4	133.1	133.9	(1)	(2)	131.4	133.9
Due to customers (CHF billion)	135.9	135.4	135.9	0	0	135.9	135.9
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.7	92.3	92.9			92.7	92.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.6	0.5	0.6			0.6	0.6
Personnel (full-time equivalents)	5,102	5,117	5,143	0	(1)	5,102	5,143

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects a gain on the sale of our investment in Visa Europe.    6 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Personal & Corporate Banking

Results: 4Q17 vs 4Q16

Profit before tax increased by CHF 18 million or 5% to CHF 392 million and adjusted profit before tax increased by CHF 33 million or 8% to CHF 428 million, reflecting higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by CHF 45 million or 5% to CHF 986 million. Higher recurring net fee and transaction-based income was partly offset by lower net interest income.

Net interest income decreased by CHF 15 million to CHF 525 million, mainly due to lower treasury-related income from Corporate Center – Group Asset and Liability Management, reflecting higher allocated funding costs for long-term debt that contributes to total loss-absorbing capacity and lower banking book interest income. This was partly offset by higher deposit revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 25 million to CHF 155 million, mainly due to higher custody and mandates revenues.

Transaction-based income increased by CHF 28 million to CHF 284 million, mainly reflecting higher revenues from foreign exchange trading as well as credit card and payment transactions.

Net credit loss recovery was CHF 4 million compared with a net credit loss expense of CHF 8 million in the prior year, mainly due to higher net recoveries on existing impaired positions.

Operating expenses

Total operating expenses increased by CHF 26 million or 5% to CHF 593 million and adjusted operating expenses increased by CHF 11 million or 2% to CHF 557 million, primarily as net expenses for services from Corporate Center and other business divisions increased by CHF 44 million on an adjusted basis. This mainly reflected higher expenses for services from Group Operations and for strategic and regulatory initiatives. Personnel expenses decreased by CHF 20 million, reflecting lower variable compensation.

Net new business volume growth for personal banking: 4Q17 vs 4Q16

The annualized net new business volume growth rate for our personal banking business was 1.0% compared with 1.1%. Net new client assets were positive while net new loans were slightly negative, consistent with historical seasonal patterns.

Asset Management

Asset Management¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Net management fees²	442	456	468	(3)	(6)	1,764	1,810
Performance fees	27	38	31	(29)	(13)	127	122
Gain / (loss) on sale of subsidiaries and businesses	153					153
Total operating income	622	494	499	26	25	2,044	1,931
Personnel expenses	174	185	164	(6)	6	716	727
General and administrative expenses	70	52	71	35	(1)	231	241
Services (to) / from Corporate Center and other business divisions	139	128	120	9	16	514	506
of which: services from CC – Services	148	137	126	8	17	551	530
Depreciation and impairment of property, equipment and software	0	0	0			1	1
Amortization and impairment of intangible assets	0	1	1	(100)	(100)	3	4
Total operating expenses	384	366	356	5	8	1,466	1,479
Business division operating profit / (loss) before tax	238	127	144	87	65	578	452

Adjusted results³
Total operating income as reported	622	494	499	26	25	2,044	1,931
of which: gain / (loss) on sale of subsidiaries and businesses	153					153
Total operating income (adjusted)	469	494	499	(5)	(6)	1,891	1,931
Total operating expenses as reported	384	366	356	5	8	1,466	1,479
of which: personnel-related restructuring expenses	5	6	1			16	15
of which: non-personnel-related restructuring expenses	6	5	5			22	15
of which: restructuring expenses allocated from CC – Services	19	15	5			62	70
Total operating expenses (adjusted)	353	340	344	4	3	1,366	1,379
Business division operating profit / (loss) before tax as reported	238	127	144	87	65	578	452
Business division operating profit / (loss) before tax (adjusted)	116	153	156	(24)	(26)	525	552

Key performance indicators⁴
Pre-tax profit growth (%)	65.3	22.1	(15.8)			27.9	(22.6)
Cost / income ratio (%)	61.7	74.1	71.3			71.7	76.6
Net new money growth excluding money market flows (%)	5.9	5.3	(6.7)			8.1	(3.8)
Gross margin on invested assets (bps)	33	27	31	22	6	29	30
Net margin on invested assets (bps)	13	7	9	86	44	8	7

Adjusted key performance indicators³˒⁴
Pre-tax profit growth (%)	(25.6)	10.9	2.0			(4.9)	(9.5)
Cost / income ratio (%)	75.3	68.8	68.9			72.2	71.4
Net new money growth excluding money market flows (%)	5.9	5.3	(6.7)			8.1	(3.8)
Gross margin on invested assets (bps)	25	27	31	(7)	(19)	26	30
Net margin on invested assets (bps)	6	8	10	(25)	(40)	7	9

Information by business line / asset class
Net new money (CHF billion)
Equities	1.9	2.6	(5.3)			18.5	(9.9)
Fixed Income	3.8	12.0	(0.5)			28.1	(3.0)
of which: money market	0.0	6.8	2.4			10.6	7.0
Multi Assets & Solutions	1.2	(0.4)	(1.8)			4.9	(4.2)
Hedge Fund Businesses	(0.1)	0.8	(0.3)			2.2	(0.3)
Real Estate & Private Markets	3.0	0.2	0.4			5.0	1.8
Total net new money	9.8	15.3	(7.4)			58.7	(15.5)

Asset Management

Asset Management (continued)¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Invested assets (CHF billion)
Equities	293	272	220	8	33	293	220
Fixed Income	242	233	210	4	15	242	210
of which: money market	76	74	66	3	15	76	66
Multi Assets & Solutions	126	128	121	(2)	4	126	121
Hedge Fund Businesses	41	41	39	0	5	41	39
Real Estate & Private Markets	74	70	67	6	10	74	67
Total invested assets	776	744	656	4	18	776	656
of which: passive strategies	286	266	207	8	38	286	207

Information by region
Invested assets (CHF billion)
Americas	183	177	160	3	14	183	160
Asia Pacific	159	152	129	5	23	159	129
Europe, Middle East and Africa	174	167	143	4	22	174	143
Switzerland	261	248	225	5	16	261	225
Total invested assets	776	744	656	4	18	776	656

Information by channel
Invested assets (CHF billion)
Third-party institutional	486	461	395	5	23	486	395
Third-party wholesale	80	78	75	3	7	80	75
UBS’s wealth management businesses	210	205	186	2	13	210	186
Total invested assets	776	744	656	4	18	776	656

Assets under administration
Assets under administration (CHF billion)⁵		527	420				420
Net new assets under administration (CHF billion)⁶		70.3	(7.6)				0.3
Gross margin on assets under administration (bps)		3	3				3

Additional information
Average attributed equity (CHF billion)⁷	1.7	1.7	1.4	0	21	1.7	1.4
Return on attributed equity (%)⁷	55.9	30.3	41.1			34.0	32.3
Return on attributed tangible equity (%)⁷	300.2	166.0				184.6
Risk-weighted assets (CHF billion)⁷	4.0	4.1	3.9	(2)	3	4.0	3.9
of which: held by Asset Management (CHF billion)	3.9	4.0	3.9	(3)	0	3.9	3.9
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	0.1	0.1		0		0.1
Leverage ratio denominator (CHF billion)⁷	4.8	4.7	2.7	2	78	4.8	2.7
of which: held by Asset Management (CHF billion)	2.7	2.6	2.7	4	0	2.7	2.7
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	2.1	2.1		0		2.1
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0	1.4	1.4
Personnel (full-time equivalents)	2,335	2,354	2,308	(1)	1	2,335	2,308

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    5 Includes UBS and third-party fund assets for which the fund services unit provided professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    6 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 4Q17 vs 4Q16

Profit before tax increased by CHF 94 million or 65% to CHF 238 million, primarily driven by a gain of CHF 153 million on the sale of our fund administration servicing units in Luxembourg and Switzerland to Northern Trust. Adjusted profit before tax decreased by CHF 40 million or 26% to CHF 116 million, mainly reflecting reduced operating income.

Operating income

Total operating income increased by CHF 123 million or 25% to CHF 622 million. Excluding the aforementioned gain on the sale of our fund administration servicing units, adjusted operating income decreased by CHF 30 million or 6%. Net management fees decreased by CHF 26 million to CHF 442 million, reflecting lower revenues following the aforementioned sale as well as the positive effect of fee true-ups of CHF 17 million in the fourth quarter of 2016. This decrease was partly offset by increased revenues due to higher average invested assets. Performance fees decreased by CHF 4 million to CHF 27 million, mainly driven by Real Estate, partly offset by an increase in Equities.

As of 31 December 2017, approximately 71% of performance fee-eligible assets within our hedge fund businesses exceeded high-water marks compared with 43%.

Operating expenses

Total operating expenses increased by CHF 28 million or 8% to CHF 384 million while adjusted operating expenses increased by 3% to CHF 353 million. Personnel expenses increased by CHF 10 million to CHF 174 million and by CHF 6 million to CHF 169 million on an adjusted basis, driven primarily by higher expenses for variable compensation. General and administrative expenses slightly decreased to CHF 70 million and to CHF 64 million on an adjusted basis. Net expenses for services from Corporate Center and other business divisions increased by CHF 19 million to CHF 139 million. Adjusted net expenses for services from Corporate Center and other business divisions increased by CHF 5 million, mainly driven by increased charges from Risk and other control functions.

Net new money: 4Q17  vs 4Q16

Excluding money market flows, net new money was CHF 9.8 billion compared with outflows of CHF 9.8 billion, resulting in an annualized net new money growth rate of positive 5.9% compared with negative 6.7%. Net new money in the fourth quarter of 2017 was driven by Switzerland and the Americas region and passive mandates continued to represent the majority of net new money. The continued trend from active to passive investment management has had, and is expected to continue to have, a dampening effect on gross margins.

Invested assets: 4Q17  vs 3Q17

Invested assets increased to CHF 776 billion from CHF 744 billion, mainly due to positive market performance of CHF 19 billion, net new money inflows of CHF 10 billion, including money market flows, and positive foreign currency translation effects of CHF 7 billion, primarily driven by the strengthening of the euro and US dollar against the Swiss franc.

Assets under administration: 4Q17  vs 3Q17

The aforementioned sale of our fund administration servicing units in Luxembourg and Switzerland to Northern Trust concludes our exit from this line of business.

Investment Bank

Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Corporate Client Solutions	643	720	708	(11)	(9)	2,813	2,382
Advisory	143	163	244	(12)	(41)	636	691
Equity Capital Markets	229	283	204	(19)	12	1,054	674
Debt Capital Markets	188	205	171	(8)	10	782	740
Financing Solutions	68	56	103	21	(34)	307	360
Risk Management	15	13	(14)	15		35	(84)
Investor Client Services	1,163	1,078	1,311	8	(11)	4,928	5,318
Equities	900	784	891	15	1	3,546	3,486
Foreign Exchange, Rates and Credit	262	294	419	(11)	(37)	1,382	1,831
Income	1,806	1,798	2,019	0	(11)	7,740	7,699
Credit loss (expense) / recovery	(79)	2	(5)			(90)	(11)
Total operating income	1,726	1,800	2,014	(4)	(14)	7,651	7,688
Personnel expenses	648	709	742	(9)	(13)	2,949	3,082
General and administrative expenses	264	142	272	86	(3)	662	805
Services (to) / from Corporate Center and other business divisions	760	674	687	13	11	2,769	2,765
of which: services from CC – Services	735	655	661	12	11	2,676	2,675
Depreciation and impairment of property, equipment and software	3	3	3	0	0	10	21
Amortization and impairment of intangible assets	2	3	3	(33)	(33)	12	12
Total operating expenses	1,678	1,531	1,708	10	(2)	6,402	6,684
Business division operating profit / (loss) before tax	49	269	306	(82)	(84)	1,249	1,004

Adjusted results²
Total operating income as reported	1,726	1,800	2,014	(4)	(14)	7,651	7,688
of which: gains on sale of financial assets available for sale³	29		78		(63)	136	78
Total operating income (adjusted)	1,697	1,800	1,936	(6)	(12)	7,515	7,610
Total operating expenses as reported	1,678	1,531	1,708	10	(2)	6,402	6,684
of which: personnel-related restructuring expenses	12	4	40			38	154
of which: non-personnel-related restructuring expenses	6	6	5			18	14
of which: restructuring expenses allocated from CC – Services	106	73	72			303	410
of which: expenses from modification of terms for certain DCCP awards⁴	25					25
Total operating expenses (adjusted)	1,530	1,448	1,592	6	(4)	6,018	6,107
Business division operating profit / (loss) before tax as reported	49	269	306	(82)	(84)	1,249	1,004
Business division operating profit / (loss) before tax (adjusted)	168	352	344	(52)	(51)	1,497	1,503

Key performance indicators⁵
Pre-tax profit growth (%)	(84.0)	67.1	282.5			24.4	(46.9)
Cost / income ratio (%)	92.9	85.2	84.6			82.7	86.8
Return on attributed equity (%)⁶	2.0	11.6	16.1			13.4	13.1

Adjusted key performance indicators²˒⁵
Pre-tax profit growth (%)	(51.2)	2.9	54.3			(0.4)	(34.3)
Cost / income ratio (%)	86.1	80.5	82.0			79.1	80.1
Return on attributed equity (%)⁶	6.9	15.2	18.1			16.0	19.6

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Additional information
Total assets (CHF billion)⁷	262.9	248.3	242.3	6	9	262.9	242.3
Average attributed equity (CHF billion)⁶	9.8	9.3	7.6	5	29	9.3	7.7
Return on attributed tangible equity (%)⁶	2.1	11.9				13.6
Risk-weighted assets (CHF billion)⁶	75.0	76.3	70.4	(2)	7	75.0	70.4
of which: held by the Investment Bank (CHF billion)	74.5	75.7	70.4	(2)	6	74.5	70.4
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁸	0.5	0.6		(17)		0.5
Return on risk-weighted assets, gross (%)⁹	9.5	9.5	11.9			10.6	11.9
Leverage ratio denominator (CHF billion)⁶	283.6	277.0	231.2	2	23	283.6	231.2
of which: held by the Investment Bank (CHF billion)	264.1	254.3	231.2	4	14	264.1	231.2
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁸	19.4	22.8		(15)		19.4
Return on leverage ratio denominator, gross (%)⁹	2.6	2.6	3.4			2.8	3.0
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	35.9	39.4	36.8			38.1	40.0
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	10	10	0	0	9	9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	1.0	1.0	0.9			1.0	0.9
Personnel (full-time equivalents)	4,822	4,829	4,734	0	2	4,822	4,734

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects gains on sales of our investment in IHS Markit in 2017 and 2016 as well as a gain on the sale of our investment in the London Clearing House in the fourth quarter of 2017.    4 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    5 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    6 Refer to the “Capital management” section of this report for more information.    7 Based on third-party view, i.e., without intercompany balances.    8 Represents risk-weighted assets (RWA) and leverage ratio denominator (LRD) held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    9 Based on total RWA and LRD. Figures for periods prior to 31 March 2017 are based on RWA and LRD held by the Investment Bank and are therefore not fully comparable.    10 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 4Q17 vs 4Q16

Profit before tax decreased by CHF 257 million or 84% to CHF 49 million and adjusted profit before tax decreased by CHF 176 million or 51% to CHF 168 million.

Operating income

Total operating income decreased by CHF 288 million or 14% to CHF 1,726 million. Excluding gains of CHF 29 million on the sale of our investment in the London Clearing House in the fourth quarter of 2017 and CHF 78 million related to the partial disposal of our investment in IHS Markit in the fourth quarter of 2016, adjusted operating income decreased by CHF 239 million or 12% to CHF 1,697 million, mainly due to lower revenues in our Foreign Exchange, Rates and Credit and Corporate Client Solutions businesses. Credit loss expense increased by CHF 74 million to CHF 79 million, mainly related to a margin loan to a single client following a significant decrease in the value of the collateral. In US dollar terms, adjusted operating income decreased 11%.

Operating income by business unit:

Corporate Client Solutions

Corporate Client Solutions revenues decreased by CHF 65 million or 9% to CHF 643 million, primarily reflecting lower revenues in Advisory and Financing Solutions, partly offset by higher revenues in Equity and Debt Capital Markets, as well as in Risk Management. In US dollar terms, revenues decreased 8%.

Advisory revenues decreased by CHF 101 million to CHF 143 million, with lower revenues across all regions as the global fee pool declined 20%, compared with a strong prior-year quarter.

Equity Capital Markets revenues increased to CHF 229 million from CHF 204 million, due to higher revenues from public offerings, where the global fee pool increased 30%.

Debt Capital Markets revenues increased to CHF 188 million from CHF 171 million, primarily driven by higher leveraged finance revenues.

Financing Solutions revenues decreased by CHF 35 million to CHF 68 million, reflecting lower client activity across all products.

Risk Management revenues were positive CHF 15 million compared with negative CHF 14 million, mainly due to lower costs related to portfolio hedges.

Investor Client Services

Investor Client Services revenues decreased by CHF 148 million or 11% to CHF 1,163 million. Excluding the aforementioned gain of CHF 29 million compared with CHF 78 million, Investor Client Services revenues decreased by CHF 99 million or 8% to CHF 1,134 million, mainly due to lower revenues in Foreign Exchange, Rates and Credit. In US dollar terms, adjusted revenues decreased 6%.

Investment Bank

Equities

Equities revenues increased to CHF 900 million from CHF 891 million. Excluding the aforementioned gain of CHF 29 million, adjusted revenues decreased by CHF 20 million to CHF 871 million, reflecting lower revenues in Financing Services, partly offset by higher revenues in Cash and Derivatives.

Cash revenues increased to CHF 321 million from CHF 294 million, mainly due to increased client activity and higher client trading revenues.

Derivatives revenues increased to CHF 199 million from CHF 196 million, driven by increased client activity.

Adjusted Financing Services revenues decreased to CHF 357 million from CHF 397 million, mainly reflecting lower Equity Finance revenues.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased to CHF 262 million from CHF 419 million. Excluding the aforementioned gain of CHF 78 million in the prior-year quarter, adjusted revenues decreased by CHF 79 million, mainly due to reduced client activity across the majority of products reflecting continued low market volatility.

Operating expenses

Total operating expenses decreased by CHF 30 million or 2% to CHF 1,678 million and adjusted operating expenses decreased by CHF 62 million to CHF 1,530 million.

Personnel expenses decreased to CHF 648 million from CHF 742 million and adjusted personnel expenses decreased to CHF 611 million from CHF 702 million, mainly due to lower expenses for current year awards. The fourth quarter of 2017 included an expense of CHF 25 million as a result of the modification of terms of Deferred Contingent Capital Plan awards that were granted for the performance years 2012 and 2013. This is being treated as an adjusting item.

General and administrative expenses decreased by CHF 8 million to CHF 264 million and decreased by CHF 9 million to CHF 258 million on an adjusted basis, mainly as the fourth quarter of 2017 included a net expense for the UK bank levy of CHF 74 million compared with an expense of CHF 85 million in the fourth quarter of 2016.

Net expenses for services from Corporate Center and other business increased to CHF 760 million from CHF 687 million, while adjusted net expenses increased to CHF 654 million from CHF 615 million, mainly due to higher costs for strategic and regulatory initiatives and higher net expenses from Group Risk Control.

Risk-weighted assets and leverage ratio denominator:
4Q17 vs 3Q17

Risk-weighted assets

Total risk-weighted assets decreased by CHF 1 billion to CHF 75 billion as of 31 December 2017.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Corporate Center – Group Asset and Liability Management on behalf of the Investment Bank, increased by CHF 7 billion to CHF 284 billion as of 31 December 2017, mainly due to higher trading portfolio assets, reflecting client-driven increases and higher equity markets, an increase in financial assets designated at fair value, available for sale and held to maturity, and currency effects. These increases were partly offset by a client-driven decrease in securities financing transactions and lower net derivative exposures.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Total operating income	(281)	(87)	(256)	223	10	(451)	(357)
Personnel expenses	1,014	918	964	10	5	3,862	3,899
General and administrative expenses	1,180	1,199	1,306	(2)	(10)	4,294	4,893
Services (to) / from business divisions	(2,226)	(1,963)	(1,994)	13	12	(8,071)	(7,933)
Depreciation and impairment of property, equipment and software	264	249	247	6	7	1,004	944
Amortization and impairment of intangible assets	0	0	5		(100)	7	21
Total operating expenses	232	403	528	(42)	(56)	1,096	1,824
Operating profit / (loss) before tax	(513)	(490)	(784)	5	(35)	(1,547)	(2,181)

Adjusted results²
Total operating income as reported	(281)	(87)	(256)	223	10	(451)	(357)
of which: gains on sales of real estate							120
of which: net foreign currency translation gains / (losses)³			27			(22)	(122)
Total operating income (adjusted)	(281)	(87)	(283)	223	(1)	(429)	(355)
Total operating expenses as reported	232	403	528	(42)	(56)	1,096	1,824
of which: personnel-related restructuring expenses	132	116	114			434	519
of which: non-personnel-related restructuring expenses	185	112	163			522	623
of which: restructuring expenses allocated from CC – Services	(319)	(216)	(230)			(926)	(1,064)
Total operating expenses (adjusted)	234	392	481	(40)	(51)	1,066	1,746
Operating profit / (loss) before tax as reported	(513)	(490)	(784)	5	(35)	(1,547)	(2,181)
Operating profit / (loss) before tax (adjusted)	(515)	(479)	(764)	8	(33)	(1,495)	(2,101)

Additional information
Average attributed equity (CHF billion)⁴	21.8	22.9	29.0	(5)	(25)	23.0	29.1
Total assets (CHF billion)⁵	312.8	331.5	359.4	(6)	(13)	312.8	359.4
Risk-weighted assets (fully applied, CHF billion)⁴˒⁶	56.5	57.9	57.1	(2)	(1)	56.5	57.1
Leverage ratio denominator (fully applied, CHF billion)⁴˒⁶	271.4	285.9	300.7	(5)	(10)	271.4	300.7
Personnel (full-time equivalents)	25,817	25,339	23,955	2	8	25,817	23,955

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Prior to attributions to business divisions and other Corporate Center units for the purpose of attributing equity.

Corporate Center

Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Total operating income	(46)	(70)	(59)	(34)	(22)	(153)	(102)
Personnel expenses	997	900	940	11	6	3,785	3,801
General and administrative expenses	1,127	1,199	1,114	(6)	1	4,247	4,145
Depreciation and impairment of property, equipment and software	264	249	247	6	7	1,004	944
Amortization and impairment of intangible assets	0	0	5		(100)	7	21
Total operating expenses before allocations to BDs and other CC units	2,389	2,349	2,305	2	4	9,043	8,911
Services (to) / from business divisions and other CC units	(2,279)	(2,018)	(2,049)	13	11	(8,281)	(8,164)
of which: services to Wealth Management	(646)	(557)	(592)	16	9	(2,294)	(2,256)
of which: services to Wealth Management Americas	(343)	(307)	(308)	12	11	(1,262)	(1,221)
of which: services to Personal & Corporate Banking	(339)	(300)	(284)	13	19	(1,227)	(1,186)
of which: services to Asset Management	(148)	(137)	(126)	8	17	(551)	(530)
of which: services to Investment Bank	(735)	(655)	(661)	12	11	(2,676)	(2,675)
of which: services to CC – Group ALM	(42)	(35)	(31)	20	35	(142)	(110)
of which: services to CC – Non-core and Legacy Portfolio	(50)	(46)	(58)	9	(14)	(194)	(225)
Total operating expenses	110	331	256	(67)	(57)	762	747
Operating profit / (loss) before tax	(155)	(401)	(315)	(61)	(51)	(914)	(849)

Adjusted results²
Total operating income as reported	(46)	(70)	(59)	(34)	(22)	(153)	(102)
of which: gains on sales of real estate							120
Total operating income (adjusted)	(46)	(70)	(59)	(34)	(22)	(153)	(222)
Total operating expenses as reported before allocations	2,389	2,349	2,305	2	4	9,043	8,911
of which: personnel-related restructuring expenses	132	115	114			433	518
of which: non-personnel-related restructuring expenses	185	111	163			522	623
Total operating expenses (adjusted) before allocations	2,072	2,122	2,028	(2)	2	8,088	7,770
Services (to) / from BDs and other CC units	(2,279)	(2,018)	(2,049)	13	11	(8,281)	(8,164)
of which: restructuring expenses allocated to BDs and other CC units	(321)	(218)	(237)			(935)	(1,084)
Total operating expenses as reported after allocations	110	331	256	(67)	(57)	762	747
Total operating expenses (adjusted) after allocations	114	322	216	(65)	(47)	743	690
Operating profit / (loss) before tax as reported	(155)	(401)	(315)	(61)	(51)	(914)	(849)
Operating profit / (loss) before tax (adjusted)	(159)	(392)	(275)	(59)	(42)	(895)	(912)

Additional information
Average attributed equity (CHF billion)³	17.5	18.7	22.8	(6)	(23)	18.9	22.8
Total assets (CHF billion)⁴	20.8	23.3	23.7	(11)	(12)	20.8	23.7
Risk-weighted assets (fully applied, CHF billion)³	29.2	29.2	27.6	0	6	29.2	27.6
of which: held by CC – Services (fully applied, CHF billion)	29.2	29.2	27.6	0	6	29.2	27.6
Leverage ratio denominator (fully applied, CHF billion)³	6.8	6.8	5.8	0	17	6.8	5.8
of which: held by CC – Services (fully applied, CHF billion)	6.7	6.4	5.8	5	16	6.7	5.8
of which: held by CC – Group ALM on behalf of CC – Services (fully applied, CHF billion)⁵	0.1	0.5		(80)		0.1
Personnel (full-time equivalents)	25,623	25,143	23,750	2	8	25,623	23,750

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, this resource is allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 4Q17 vs 4Q16

Corporate Center – Services recorded a loss before tax of CHF 155 million compared with a loss of CHF 315 million and an adjusted loss of CHF 159 million compared with a loss of CHF 275 million.

Operating income

Operating income was negative CHF 46 million compared with negative CHF 59 million, mainly driven by higher treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), resulting from a change made in the first quarter of 2017 to the methodology used to allocate certain Group ALM revenues, partly offset by higher funding costs relating to Corporate Center – Services’ balance sheet assets.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses increased by CHF 84 million or 4% to CHF 2,389 million and increased by CHF 44 million or 2% to CHF 2,072 million on an adjusted basis.

Personnel expenses increased by CHF 57 million to CHF 997 million and increased by CHF 39 million to CHF 865 million on an adjusted basis, mainly driven by increased staffing levels and insourcing of certain activities from third-party vendors to our Business Solution Centers. General and administrative expenses increased by CHF 13 million to CHF 1,127 million, mainly due to higher restructuring costs, and decreased by CHF 19 million to CHF 943 million on an adjusted basis. This decrease was mainly due to lower outsourcing and occupancy costs. Depreciation expenses increased to CHF 264 million from CHF 247 million, primarily reflecting increased expenses related to internally generated capitalized software.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,279 million to the business divisions and other Corporate Center units compared with CHF 2,049 million. Adjusted net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,958 million compared with CHF 1,812 million, mainly as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf. From January 2017, costs are allocated to the business divisions and other Corporate Center units based on actual costs incurred by Corporate Center – Services.

→   Refer to “Corporate Center” in the “Operating environment and strategy” section of our Annual Report 2016 for more information

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 110 million from CHF 256 million and decreased to CHF 114 million from CHF 216 million on an adjusted basis, mainly as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf.

Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Business division-aligned risk management net income	158	180	210	(12)	(25)	712	847
Capital investment and issuance net income	(25)	(32)	(6)	(22)	317	(119)	45
Group structural risk management net income	(213)	(132)	(163)	61	31	(510)	(547)
Total risk management net income before allocations	(80)	16	41			84	345
Allocations to business divisions and other CC units	(64)	(61)	(98)	5	(35)	(264)	(512)
of which: Wealth Management	(61)	(66)	(87)	(8)	(30)	(256)	(389)
of which: Wealth Management Americas	(35)	(19)	(48)	84	(27)	(115)	(118)
of which: Personal & Corporate Banking	(42)	(37)	(71)	14	(41)	(181)	(332)
of which: Asset Management	(4)	(4)	(1)	0	300	(18)	(7)
of which: Investment Bank	80	90	78	(11)	3	344	260
of which: CC – Services	(31)	(29)	0	7		(120)	(36)
of which: CC – Non-core and Legacy Portfolio	28	4	31	600	(10)	83	110
Total risk management net income after allocations	(144)	(44)	(57)	227	153	(179)	(167)
Accounting asymmetries related to economic hedges	(45)	8	(40)		13	(62)	27
Hedge accounting ineffectiveness²	(7)	(12)	(20)	(42)	(65)	(12)	7
Net foreign currency translation gains / (losses)³			27			(22)	(122)
Other	(1)	(1)	(53)	0	(98)	0	37
Total operating income as reported	(197)	(49)	(144)	302	37	(276)	(219)
Total operating income (adjusted)⁴˒⁵	(197)	(49)	(171)	302	15	(254)	(97)
Personnel expenses	8	8	8	0	0	34	31
General and administrative expenses	12	7	7	71	71	26	17
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(3)	3	(16)		(81)	(13)	(49)
Total operating expenses as reported	17	18	0	(6)		47	(1)
of which: personnel-related restructuring expenses	0	0	0			1	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	1	1	0			3	0
Total operating expenses (adjusted)	16	17	0	(6)		43	(1)
Operating profit / (loss) before tax as reported	(214)	(67)	(144)	219	49	(322)	(218)
Operating profit / (loss) before tax (adjusted)⁴	(213)	(66)	(171)	223	25	(296)	(96)

Additional information
Average attributed equity (CHF billion)⁶	3.0	2.9	4.4	3	(32)	2.7	4.3
Total assets (CHF billion)⁷	245.7	258.6	267.2	(5)	(8)	245.7	267.2
Risk-weighted assets (CHF billion)⁶	11.2	12.1	10.6	(7)	6	11.2	10.6
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)⁸	3.9	3.9		0		3.9
Leverage ratio denominator (CHF billion)⁶	249.9	263.4	272.4	(5)	(8)	249.9	272.4
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)⁸	124.4	129.6		(4)		124.4
Personnel (full-time equivalents)	143	145	142	(1)	1	143	142

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Excludes ineffectiveness of hedges of net investments in foreign operations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Adjusted total operating income excludes foreign currency translation gains or losses.    6 Refer to the “Capital management” section of this report for more information.    7 Based on third-party view, i.e., without intercompany balances.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 4Q17 vs 4Q16

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a loss before tax of CHF 214 million compared with a loss of CHF 144 million.

Operating income

Total operating income after allocations to business divisions and other Corporate Center units was negative CHF 197 million compared with negative CHF 144 million. Excluding a foreign currency translation gain of CHF 27 million in the fourth quarter of 2016, adjusted operating income was negative CHF 197 million compared with negative CHF 171 million, mainly due to higher negative net income from Group structural risk management activities and accounting asymmetries related to economic hedges.

Total risk management net income before allocations

Total risk management net income before allocations to business divisions and other Corporate Center units was negative CHF 80 million compared with positive CHF 41 million, mainly due to lower net income from business division-aligned and Group structural risk management activities.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities before allocations was CHF 158 million compared with CHF 210 million, mainly due to a decrease in interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking. This was mainly driven by the ongoing impact of negative Swiss franc and euro rates and the expiry of an interest rate hedge portfolio.

Capital investment and issuance net income

Net income from capital investment and issuance activities before allocations was negative CHF 25 million compared with negative CHF 6 million, due to lower interest income from the investment of the Group’s equity as a result of lower interest rates on reinvestments and higher interest expenses on total outstanding long-term debt issued that contributes to total loss-absorbing capacity.

Group structural risk management net income

Net income from Group structural risk management activities before allocations was negative CHF 213 million compared with negative CHF 163 million. A decrease in income of CHF 92 million from the management of the Group’s high-quality liquid assets (HQLA) was partly offset by a decrease in net interest expense of CHF 46 million on Group ALM’s portfolio of internal funding, including the Group’s long-term debt. These movements were largely the result of higher issuance of long-term debt and market-driven shifts resulting in tighter spreads between certain HQLA and funding liabilities.

Allocations to business divisions and other Corporate Center units

Combined net income allocations from risk management activities to business divisions and other Corporate Center units were CHF 64 million compared with CHF 98 million, mainly reflecting the aforementioned lower net income from business division-aligned risk management activities, which is allocated to business divisions, predominantly Wealth Management and Personal & Corporate Banking.

Total risk management net income after allocations

Group ALM retained negative income of CHF 144 million from its risk management activities after allocations compared with negative CHF 57 million.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group’s HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to be around negative CHF 200 million per year.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was negative CHF 45 million compared with negative CHF 40 million. A gain of CHF 8 million compared with CHF 43 million on certain internal funding transactions and a gain of CHF 1 million compared with CHF 19 million related to HQLA classified as available for sale were largely offset by a loss of CHF 57 million compared with a loss of CHF 105 million on Group ALM’s cross-currency and interest rate derivatives hedges related to its portfolio of internal funding.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was negative CHF 7 million compared with negative CHF 20 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these affect the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Other

Other net income was negative CHF 1 million compared with negative CHF 53 million, mainly due to negative fair value hedge movements in the prior-year quarter on the portion of derivatives used to hedge debt issuances that does not qualify for hedge accounting.

Corporate Center

Operating expenses

Total operating expenses were CHF 17 million compared with nil. From June 2017, Group ALM retains costs related to Group structural risk management income to the extent that such income is not allocated to the business divisions and other Corporate Center units. Previously, Group ALM allocated all costs to business divisions and other Corporate Center units.

Balance sheet, risk-weighted assets, leverage ratio denominator: 4Q17 vs 3Q17

Balance sheet assets

Balance sheet assets decreased by CHF 13 billion to CHF 246 billion, reflecting increased net funding consumption by the business divisions and a decrease in receivables from securities financing transactions (SFTs) due to lower seasonal transaction volumes.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Risk-weighted assets (RWA) decreased by CHF 1 billion to CHF 11 billion, mainly reflecting a decrease in lending assets and SFTs.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) decreased by CHF 13 billion to CHF 250 billion, consistent with the decrease in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	3Q17	4Q16	31.12.17	31.12.16

Results
Income	(30)	25	(43)		(30)	(11)	(23)
Credit loss (expense) / recovery	(8)	7	(10)		(20)	(11)	(13)
Total operating income	(38)	32	(53)		(28)	(22)	(36)
Personnel expenses	9	9	16	0	(44)	43	66
General and administrative expenses	40	(7)	186		(78)	22	732
Services (to) / from business divisions and other CC units	56	52	70	8	(20)	224	280
of which: services from CC – Services	50	46	58	9	(14)	194	225
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	105	54	272	94	(61)	288	1,078
Operating profit / (loss) before tax	(143)	(22)	(325)	550	(56)	(311)	(1,114)

Adjusted results²
Total operating income as reported	(38)	32	(53)		(28)	(22)	(36)
Total operating income (adjusted)	(38)	32	(53)		(28)	(22)	(36)
Total operating expenses as reported	105	54	272	94	(61)	288	1,078
of which: personnel-related restructuring expenses	0	0	0			0	1
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	1	1	8			6	21
Total operating expenses (adjusted)	104	53	264	96	(61)	282	1,057
Operating profit / (loss) before tax as reported	(143)	(22)	(325)	550	(56)	(311)	(1,114)
Operating profit / (loss) before tax (adjusted)	(142)	(21)	(317)	576	(55)	(305)	(1,093)

Additional information
Average attributed equity (CHF billion)³	1.2	1.3	1.8	(8)	(33)	1.3	2.1
Total assets (CHF billion)⁴	46.2	49.7	68.5	(7)	(33)	46.2	68.5
Risk-weighted assets (CHF billion)³	16.1	16.7	18.9	(4)	(15)	16.1	18.9
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	16.1	16.6	18.9	(3)	(15)	16.1	18.9
Leverage ratio denominator (CHF billion)³	16.6	17.9	22.4	(7)	(26)	16.6	22.4
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	14.9	16.1	22.4	(7)	(33)	14.9	22.4
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)⁵	1.7	1.8		(6)		1.7
Personnel (full-time equivalents)	52	52	63	0	(17)	52	63

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents leverage ratio denominator held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, this resource is allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Composition of Non-core and Legacy Portfolio¹
CHF billion	RWA		Total assets²		LRD³
Category	31.12.17	30.9.17	31.12.17	30.9.17	31.12.17	30.9.17
Linear rates	1.3	1.4	28.6	29.8	6.2	6.4
Non-linear rates	0.2	0.3	8.4	10.2	1.2	1.4
Credit	0.3	0.3	0.7	0.6	0.9	1.1
Securitizations	1.9	2.0	0.9	0.9	0.8	0.9
Auction preferred stock and auction rate securities	0.6	0.7	2.1	2.3	2.1	2.3
Municipal swaps and options	0.5	0.5	2.1	2.2	1.5	1.6
Other	1.0	1.1	3.4	3.7	2.2	2.4
Operational risk	10.3	10.3
Total	16.1	16.6	46.2	49.7	14.9	16.1

1 The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions.    2 Total assets of CHF 46.2 billion as of 31 December 2017 (CHF 49.7 billion as of 30 September 2017) include positive replacement values (gross exposure excluding the impact of any counterparty netting) of CHF 38.0 billion (CHF 40.7 billion as of 30 September 2017).    3 Swiss SRB leverage ratio denominator.

Corporate Center

Results: 4Q17 vs 4Q16

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 143 million compared with a loss of CHF 325 million.

Operating income

Total operating income was negative CHF 38 million compared with negative CHF 53 million, mainly reflecting valuation losses on financial assets designated at fair value and credit loss expenses.

Operating expenses

Total operating expenses decreased by CHF 167 million or 61% to CHF 105 million, mainly reflecting a net expense of CHF 16 million of provisions for litigation, regulatory and similar matters compared with CHF 129 million, as well as lower net expenses for services from other Corporate Center units and business divisions. Furthermore, the fourth quarter of 2017 included a net expense for the UK bank levy of CHF 8 million compared with an expense of CHF 33 million in the fourth quarter of 2016.

Risk, treasury and capital management

Management report

Risk management and control

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2016.

Credit risk

Overall credit risk exposures were broadly unchanged during the fourth quarter of 2017.

Total net credit loss expenses were CHF 89 million compared with a net credit loss recovery of CHF 7 million in the prior quarter, mainly reflecting higher expenses in the Investment Bank, primarily related to a margin loan to a single client following a significant decrease in the value of the collateral. New and increased provisions for credit loss expense in our Swiss lending portfolios in the fourth quarter of 2017 were more than offset by recoveries and releases of provisions.

We continue to manage our Swiss lending portfolios prudently and remain watchful for any signs of deterioration that could impact our counterparties.

Within the Investment Bank, our leveraged loan underwriting business continued to see a steady flow of transactions, the majority of which were sub-investment grade, and our overall ability to distribute risk remained robust. Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

We continued to manage market risks at generally low levels. Average 1-day, 95% confidence level, management value-at-risk remained unchanged at CHF 11 million.

As of 31 December 2017, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was approximately nil compared with negative CHF 2.5 million as of 30 September 2017. The reduction in negative interest rate sensitivity was primarily due to the introduction of a new deposit pricing strategy within Wealth Management Americas, which resulted in higher deposit interest rate sensitivity, thus providing a larger offset to asset sensitivity. A portion of the fair value change resulting from the banking book interest rate sensitivity would impact other comprehensive income (OCI). The interest rate sensitivity to a +1 basis point parallel shift in yield curves of financial assets and derivatives in the banking book valued through OCI was negative CHF 22 million as of 31 December 2017. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. These cash flow hedges are not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the impact of rising interest rates on equity, capital and net interest income

Country risk

We remain watchful of developments in Europe and political shifts in a number of countries. Our direct exposure to peripheral European countries remained limited, although we continue to have significant country risk exposure to major EU economies, including the UK, Germany and France.

We remain comfortable with our direct exposure to China and our exposure to other emerging market countries is generally well diversified.

Operational risk

The pervasive consequential risk themes that continue to challenge UBS and the financial industry are operational resilience, which is the ability to respond to disruptions and maintain effective day-to-day business activities, conduct and culture, and financial crime. Cyber security is at the forefront of operational resilience, and we continue to invest in preemptive and detective measures to defend against evolving and highly sophisticated attacks. We have set our cyber security objectives in line with prevailing international standards and our investment priorities focus on behaviors, readiness to address a cyberattack, data protection, and application and infrastructure security.

Given the profile of our wealth management businesses as well as heightened regulatory expectations, maintaining effective programs for prevention and detection of money laundering and for sanctions compliance is a high priority for us. We are investing to improve our detection and monitoring capabilities, including in automation of our processes. We have invested substantial resources in building an appropriate culture and managing conduct risk and we continue to seek to embed our cultural changes and to improve our management of conduct risk. We are implementing changes to our operational risk framework to improve our risk measurement and assessment, including improved measurement and assessment for significant group legal entities and sub-groups.

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	31.12.17
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	120,806	57,178	151,576	570	46,510	496	96,585	90	473,813
of which: loans (on-balance sheet)	115,180	53,014	131,380	1	12,094	34	7,226	88	319,016
of which: guarantees and loan commitments (off-balance sheet)	3,843	807	18,711	0	25,659	106	2	2	49,130
Total impaired exposure, gross	160⁵	22	906	0	139	0	0	48	1,275
of which: impaired loan exposure, gross	160⁵	22	733	0	110			48	1,074
Total allowances and provisions for credit losses	105⁵	26	472	0	61	0	0	29	694
Traded products¹˒⁶
Gross exposure	6,510	1,978	1,310	0	34,729				44,527
of which: over-the-counter derivatives	5,547	26	1,234	0	11,444				18,250
of which: securities financing transactions	0	222	0	0	17,842				18,064
of which: exchange-traded derivatives	963	1,730	76	0	5,444				8,213

	30.9.17
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	116,430	55,629	152,888	500	49,952	480	104,697	146	480,723
of which: loans (on-balance sheet)	110,516	51,466	133,090	5	11,958	23	7,297	118	314,473
of which: guarantees and loan commitments (off-balance sheet)	4,402	1,040	18,302	0	27,533	105	2	27	51,410
Total impaired exposure, gross	58	23	934	0	130	0	0	45	1,189
of which: impaired loan exposure, gross	58	23	730	0	103			45	958
Total allowances and provisions for credit losses	30	25	492	0	52	0	0	20	619
Traded products¹˒⁶
Gross exposure	7,000	1,981	1,570	0	33,525				44,076
of which: over-the-counter derivatives	5,885	32	1,504	0	12,142				19,563
of which: securities financing transactions	0	255	0	0	16,175				16,430
of which: exchange-traded derivatives	1,115	1,694	66	0	5,209				8,084

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Excludes reclassified securities and similar acquired securities held by Corporate Center – Non-core and Legacy Portfolio.    3 Excludes loans designated at fair value.    4 As of 31 December 2017, loan exposures reported under IFRS for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio were CHF 11,165 million (30 September 2017: CHF 10,264 million) and CHF 2,226 million (30 September 2017: CHF 2,443 million), respectively. For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 The increase in impaired exposures and allowances relates mainly to a margin loan to a single client originated by Wealth Management and risk-managed by the Investment Bank.     6 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM is provided.

Wealth Management, Wealth Management Americas and Personal & Corporate Banking loan portfolios, gross
	Wealth Management		Wealth Management Americas		Personal & Corporate Banking
CHF million	31.12.17	30.9.17	31.12.17	30.9.17	31.12.17	30.9.17
Secured by residential property	34,644	34,323	11,367	10,880	95,381	95,873
Secured by commercial / industrial property	2,071	2,017	0	0	16,619	17,280
Secured by cash	10,271	13,805	4,276	4,321	1,458	1,485
Secured by securities	59,946	52,755	36,231	35,302	1,868	1,831
Secured by guarantees and other collateral	7,869	7,166	800	682	6,442	6,325
Unsecured loans	379	451	341	280	9,611	10,297
Total loans, gross	115,180	110,516	53,014	51,466	131,380	133,090
Total loans, net of allowances	115,076	110,487	52,989	51,440	130,939	132,646

Risk management and control

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	1	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	16	8	10	6	6	5	3	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	3	6	4	5	0	5	1	1	0
CC – Non-core and Legacy Portfolio	3	5	3	3	1	2	2	0	0
Diversification effect²˒³			(6)	(7)	0	(5)	(4)	(1)	0
Total as of 31.12.17	6	18	10	11	6	9	6	3	1
Total as of 30.9.17	5	18	7	11	6	8	5	2	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book¹
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(31.8)	(31.8)	1.0	97.7	191.2
EUR	(142.0)	(90.5)	0.2	15.2	31.1
GBP	(57.6)	(55.4)	0.1	11.2	21.3
USD	26.6	14.4	(1.3)	(135.1)	(280.6)
Other	4.4	0.8	0.0	5.0	10.3
Total effect on fair value of interest rate-sensitive banking book positions as of 31.12.17	(200.4)	(162.5)	0.0	(6.0)	(26.7)
Total effect on fair value of interest rate-sensitive banking book positions as of 30.9.17	319.4	72.8	(2.5)	(265.8)	(572.7)

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	31.12.17							30.9.17
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges¹	Before hedges	Net of hedges	Net long per issuer		Net of hedges¹		Net of hedges¹
Austria	94	94	137	32	770	1,001	896	1,480	1,370
Belgium	88	88	85	85	235	408	408	593	593
Finland	49	34	6	6	37	93	77	429	395
France	722	716	1,018	926	6,102	7,843	7,744	6,782	6,654
Greece	2	2	0	0	11	14	14	34	34
Ireland²	193	193	803	803	118	1,114	1,114	1,787	1,787
Italy	1,212	859	207	166	89	1,507	1,114	1,489	1,105
Portugal	17	17	1	1	12	31	31	37	37
Spain	594	460	40	40	114	749	614	1,006	874
Other³	413	413	1	1	50	465	465	443	443

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 48 million (of which: Malta CHF 36 million, Ireland CHF 6 million and France CHF 4 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2016, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets

As of 31 December 2017, balance sheet assets totaled CHF 916 billion, an increase of CHF 2 billion from 30 September 2017. Total assets excluding positive replacement values (PRVs) increased by CHF 3 billion to CHF 797 billion as of 31 December 2017 as various asset reductions were more than offset by CHF 6 billion of currency effects resulting from the strengthening of major currencies against the Swiss franc. Excluding currency effects, total assets excluding PRVs decreased by CHF 2 billion.

Trading portfolio assets increased by CHF 16 billion, primarily within the Investment Bank, reflecting a client-driven increase in our Equities business and higher equity markets. Lending assets increased by CHF 4 billion, primarily due to higher Lombard lending balances in Wealth Management and currency effects. Financial assets designated at fair value, available for sale and held to maturity increased by CHF 4 billion, primarily in Corporate Client Solutions in the Investment Bank. Other assets increased by CHF 1 billion, mainly as a CHF 5 billion increase in prime brokerage receivables was partly offset by a CHF 2.9 billion net write-down in the Group’s deferred tax assets following a reduction in the US federal corporate tax rate after the enactment of the Tax Cuts and Jobs Act in the US during the fourth quarter of 2017.

These increases were mostly offset by a CHF 15 billion decrease in receivables from securities financing transactions, primarily in Equities and in Corporate Center – Group Asset and Liability Management (Group ALM), mainly reflecting lower seasonal transaction volumes and client-driven decreases. Cash and balances with central banks decreased by CHF 7 billion, primarily due to higher funding consumption by the business divisions, partly offset by net issuances of long-term debt. PRVs decreased by CHF 1 billion, reflecting a reduction in Corporate Center – Non-core and Legacy Portfolio, partly offset by an increase in the Investment Bank.

→   Refer to the “Recent developments” section of this report for more information on the significant tax law changes enacted in the US

Balance sheet, liquidity and funding management

Liquidity coverage ratio

In the fourth quarter of 2017, our liquidity coverage ratio (LCR) increased by 1 percentage point to 143%, remaining above the 110% Group LCR minimum communicated by FINMA. The increase in LCR was mainly driven by lower average net cash outflows related to secured financing transactions and unsecured loan inflows, partly offset by additional outflows resulting from higher deposit balances. These effects were mostly offset by a reduction in high-quality liquid assets (HQLA) due to funding consumption by the business divisions.

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on liquidity management and the liquidity coverage ratio

Liabilities and funding management

Liabilities

Total liabilities increased by CHF 5 billion to CHF 864 billion as of 31 December 2017, mainly driven by currency effects. Customer deposits increased by CHF 7 billion, primarily in our wealth management businesses. Long-term debt issued increased by CHF 1 billion as the issuance of CHF 4.2 billion equivalent of US dollar-denominated senior unsecured debt and currency effects were mostly offset by a CHF 2 billion decrease in financial liabilities designated at fair value, mainly in our Equities business, and the maturity of CHF 1.2 billion equivalent of US dollar-denominated senior unsecured debt and CHF 0.2 billion of Swiss-franc denominated subordinated debt. Negative replacement values increased by CHF 1 billion, as an increase in the Investment Bank was offset by reductions in our Non-core and Legacy Portfolio.

These increases were offset by a CHF 3 billion decrease in payables from securities financing transactions, primarily in Corporate Center – Group ALM, reflecting lower seasonal transaction volumes.

Short-term borrowings, trading portfolio liabilities and other liabilities were broadly unchanged.

Equity

Equity attributable to shareholders decreased by CHF 2,167 million to CHF 51,326 million.

Total comprehensive income attributable to shareholders was negative CHF 2,349 million, reflecting a net loss of CHF 2,224 million and negative other comprehensive income (OCI) of CHF 124 million. Fourth quarter OCI included net losses on cash flow hedges of CHF 270 million, negative OCI related to financial assets available for sale of CHF 39 million and own credit losses of CHF 23 million, partly offset by foreign currency translation gains of CHF 203 million and OCI related to defined benefit plans of CHF 5 million.

Share premium increased by CHF 160 million, mainly due to the amortization of deferred equity compensation awards.

Net treasury share activity increased equity attributable to shareholders by CHF 22 million, mainly reflecting the net disposal of treasury shares related to employee share-based compensation awards.

Equity attributable to non-controlling interests decreased by CHF 686 million to CHF 57 million as we redeemed a EUR 600 million non-Basel III-compliant hybrid tier 1 capital instrument on its first call date.

Net stable funding ratio

As of 31 December 2017, our estimated pro forma net stable funding ratio (NSFR) was 105%, a decrease of 3 percentage points from 30 September 2017, primarily reflecting a CHF 14 billion increase in required stable funding, mainly driven by an increase in trading assets and prime brokerage. The calculation of our pro forma NSFR includes interpretation and estimates of the effect of the NSFR rules, and will be refined as regulatory interpretations evolve and as new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on the net stable funding ratio

Liquidity coverage ratio
CHF billion, except where indicated	Average 4Q17	Average 3Q17
High-quality liquid assets¹	183	186
Net cash outflows¹	128	131
Liquidity coverage ratio (%)	143	142
1 Calculated based on an average of 63 data points in the fourth quarter of 2017 and 64 data points in the third quarter of 2017.

Pro forma net stable funding ratio
CHF billion, except where indicated	31.12.17	30.9.17
Available stable funding	447	445
Required stable funding	425	411
Pro forma net stable funding ratio (%)	105	108

Capital management

This section should be read in conjunction with the “Capital management” section of our Annual Report 2016, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).

Details on our Swiss SRB going and gone concern requirements, Pillar 3 disclosure requirements as defined by FINMA and additional information for UBS Group AG consolidated, UBS AG consolidated and significant regulated subsidiaries and sub-groups as of 31 December 2017 will be disclosed in our Annual Report 2017 and in our 31 December 2017 Pillar 3 report, which will be available as of 9 March 2018 at www.ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries, many of which are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Capital management

Total loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	31.12.17	30.9.17	31.12.16

Going concern capital
Common equity tier 1 capital	35,638	36,045	37,788	32,823	32,621	30,693
High-trigger loss-absorbing additional tier 1 capital	6,857	6,506	6,512¹	6,857	6,506	6,809
Low-trigger loss-absorbing additional tier 1 capital	1,087¹	1,078¹	0¹	2,383	2,366	2,342
Total loss-absorbing additional tier 1 capital	7,944	7,583	6,512	9,240	8,872	9,151
Total tier 1 capital	43,583	43,628	44,299	42,063	41,493	39,844
High-trigger loss-absorbing tier 2 capital	435	846	891
Low-trigger loss-absorbing tier 2 capital	7,874²	7,844²	10,402
Total tier 2 capital	8,309	8,689	11,293
Total going concern capital	51,892	52,318	55,593	42,063	41,493	39,844

Gone concern loss-absorbing capacity³
Non-Basel III-compliant tier 1 capital⁴	0	687	642	0	687	642
Total tier 1 capital	0	687	642	0	687	642
High-trigger loss-absorbing tier 2 capital				218	221	679
Low-trigger loss-absorbing tier 2 capital	378²	380²		8,252	8,224	10,402
Non-Basel III-compliant tier 2 capital⁴	689	683	698	689	683	698
Total tier 2 capital	1,067	1,063	698	9,159	9,128	11,779
TLAC-eligible senior unsecured debt	27,233	27,081	16,890	27,233	27,081	16,890
Total gone concern loss-absorbing capacity	28,300	28,830	18,229	36,392	36,895	29,311

Total loss-absorbing capacity
Total loss-absorbing capacity	80,192	81,148	73,822	78,455	78,388	69,154

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	238,394	239,190	225,412	237,494	237,963	222,677
Leverage ratio denominator	887,635	886,969	874,925	886,116	884,834	870,470

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.8	21.9	24.7	17.7	17.4	17.9
of which: common equity tier 1 capital ratio	14.9	15.1	16.8	13.8⁵	13.7	13.8
Gone concern loss-absorbing capacity ratio	11.9	12.1	8.1	15.3	15.5	13.2
Total loss-absorbing capacity ratio	33.6	33.9	32.7	33.0	32.9	31.1

Leverage ratios (%)
Going concern leverage ratio	5.8	5.9	6.4	4.7	4.7	4.6
of which: common equity tier 1 leverage ratio	4.0	4.1	4.3	3.7	3.7	3.5
Gone concern leverage ratio	3.2	3.3	2.1	4.1	4.2	3.4
Total loss-absorbing capacity leverage ratio	9.0	9.1	8.4	8.9	8.9	7.9

1 High-trigger loss-absorbing additional tier 1 (AT1) capital (31 December 2016: CHF 6,809 million) and low-trigger loss-absorbing AT1 capital (31 December 2017: CHF 2,383 million; 30 September 2017: CHF 2,366 million; 31 December 2016: CHF 2,342 million) were partly offset by required deductions for goodwill (31 December 2017: CHF 1,296 million; 30 September 2017: CHF 1,288 million; 31 December 2016: CHF 2,639 million).    2 Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    3 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments.    5 Our post-stress CET1 capital ratio exceeded the 10% objective as of 31 December 2017.

Going concern capital

As of 31 December 2017, our fully applied common equity tier 1 (CET1) capital increased by CHF 0.2 billion to CHF 32.8 billion, mainly as a result of operating profit before tax, partly offset by accruals for capital returns to shareholders. Our loss-absorbing additional tier 1 capital increased by CHF 0.4 billion to CHF 9.2 billion on a fully applied basis as of 31 December 2017, mainly related to Deferred Contingent Capital Plan (DCCP) awards to be granted for the performance year 2017.

Gone concern loss-absorbing capacity

Our fully applied total gone concern loss-absorbing capacity decreased by CHF 0.5 billion to CHF 36.4 billion, primarily driven by a CHF 0.7 billion decrease resulting from the call of a non-Basel III-compliant tier 1 capital instrument.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our fully applied CET1 capital ratio increased 0.1 percentage points to 13.8%, reflecting an increase in CET1 capital of CHF 0.2 billion and a CHF 0.5 billion decrease in risk-weighted assets (RWA). The net write-down of deferred tax assets (DTAs) following a reduction in the US federal corporate tax rate after the enactment of the Tax Cuts and Jobs Act in the US during the fourth quarter of 2017 had a negligible effect on this ratio.

Our fully applied CET1 leverage ratio was 3.7%, unchanged from 30 September 2017, reflecting the aforementioned increase in CET1 capital, partly offset by a CHF 1 billion increase in the leverage ratio denominator (LRD).

On a fully applied basis, our gone concern loss-absorbing capacity ratio decreased 0.2 percentage points to 15.3% and our gone concern leverage ratio on a fully applied basis decreased 0.1 percentage points to 4.1%, primarily driven by the aforementioned call of a non-Basel III-compliant tier 1 capital instrument.

On a phase-in basis, our CET1 capital ratio decreased 0.2 percentage points to 14.9%, primarily driven by a CHF 0.4 billion decrease in phase-in CET1 capital due to the aforementioned net write-down of DTAs.

→   Refer to the “Recent developments” section of this report for more information on the significant tax law changes enacted in the US

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million	31.12.17	30.9.17	31.12.16	31.12.17	30.9.17	31.12.16
Total IFRS equity	51,383	54,236	54,302	51,383	54,236	54,302
Equity attributable to non-controlling interests	(57)	(743)	(682)	(57)	(743)	(682)
Deferred tax assets recognized for tax loss carry-forwards¹	(4,637)	(6,577)	(5,042)	(5,797)	(8,221)	(8,403)
Deferred tax assets on temporary differences, excess over threshold	(457)	(790)	(741)	(817)	(1,281)	(1,835)
Goodwill, net of tax¹˒²	(5,183)	(5,154)	(3,959)	(6,479)	(6,442)	(6,599)
Intangible assets, net of tax	(214)	(229)	(241)	(214)	(229)	(241)
Unrealized (gains) / losses from cash flow hedges, net of tax	(351)	(621)	(972)	(351)	(621)	(972)
Compensation-related components (not recognized in net profit)	(1,620)	(1,505)	(1,589)	(1,620)	(1,505)	(1,589)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	133	105	(294)	133	105	(294)
Unrealized gains related to financial assets available for sale, net of tax	(193)	(190)	(262)	(193)	(190)	(262)
Prudential valuation adjustments	(59)	(55)	(68)	(59)	(55)	(68)
Consolidation scope	(44)	(54)	(129)	(44)	(54)	(129)
Accruals for dividends to shareholders for 2016	0	0	(2,250)	0	0	(2,250)
Expected losses on advanced internal ratings-based portfolio less general provisions	(634)	(515)	(356)	(634)	(515)	(356)
Other³	(2,428)	(1,862)	71	(2,428)	(1,862)	71
Total common equity tier 1 capital	35,638	36,045	37,788	32,823	32,621	30,693

1 As of 31 December 2017 and 30 September 2017, the phase-in deduction applied was 80%; as of 31 December 2016, the phase-in deduction applied was 60%.    2 Includes goodwill related to significant investments in financial institutions of CHF 350 million (30 September 2017: CHF 340 million; 31 December 2016: CHF 342 million).    3 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB, including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)

Going concern capital
Common equity tier 1 capital as of 30.9.17	36,045	32,621
Operating profit before tax	997	997
Current tax (expense) / benefit	(207)	(207)
Expected loss on advanced IRB portfolio less general provisions	(119)	(119)
Deferred tax assets	(653)	(26)
Compensation-related capital and share premium components	70	70
Foreign currency translation effects	88	64
Other	(583)	(577)
Common equity tier 1 capital as of 31.12.17	35,638	32,823
Loss-absorbing additional tier 1 capital as of 30.9.17	7,583	8,872
Issuance of high-trigger loss-absorbing additional tier 1 capital	383	383
Foreign currency translation and other effects	(22)	(15)
Loss-absorbing additional tier 1 capital as of 31.12.17	7,944	9,240
Tier 2 capital as of 30.9.17	8,689
Amortization of Deferred Contingent Capital Plan (DCCP)	(398)
Foreign currency translation and other effects	18
Tier 2 capital as of 31.12.17	8,309
Total going concern capital as of 30.9.17	52,318	41,493
Total going concern capital as of 31.12.17	51,892	42,063

Gone concern loss-absorbing capacity
Tier 1 capital as of 30.9.17	687	687
Call of the non-Basel III-compliant tier 1 capital instrument	(687)	(687)
Tier 1 capital as of 31.12.17	0	0
Tier 2 capital as of 30.9.17	1,063	9,128
Foreign currency translation and other effects	4	31
Tier 2 capital as of 31.12.17	1,067	9,159
TLAC-eligible senior unsecured debt as of 30.9.17	27,081	27,081
Foreign currency translation and other effects	152	152
TLAC-eligible senior unsecured debt as of 31.12.17	27,233	27,233
Total gone concern loss-absorbing capacity as of 30.9.17	28,830	36,895
Total gone concern loss-absorbing capacity as of 31.12.17	28,300	36,392

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.17	81,148	78,388
Total loss-absorbing capacity as of 31.12.17	80,192	78,455

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 11 billion and our fully applied CET1 capital by CHF 1.2 billion as of 31 December 2017 (30 September 2017: CHF 11 billion and CHF 1.2 billion, respectively) and reduced our fully applied CET1 capital ratio by 11 basis points (30 September 2017: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied RWA by CHF 10 billion and our fully applied CET1 capital by CHF 1.1 billion (30 September 2017: CHF 10 billion and CHF 1.1 billion, respectively) and increased our fully applied CET1 capital ratio by 11 basis points (30 September 2017: 11 basis points).

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2016 for more information

Leverage ratio denominator

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 68 billion (30 September 2017: CHF 67 billion) and reduced our fully applied Swiss SRB going concern leverage ratio by 12 basis points (30 September 2017: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied LRD by CHF 61 billion (30 September 2017: CHF 60 billion) and increased our fully applied Swiss SRB going concern leverage ratio by 12 basis points (30 September 2017: 11 basis points).

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2016 for more information

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Provisions and contingent liabilities” in the “Consolidated financial information" section of this report. This is an estimated amount and is not related to and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.8 billion as of 31 December 2017. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS’s actual exposure in any of these matters.

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Capital management

Risk-weighted assets

During the fourth quarter of 2017, fully applied risk-weighted assets (RWA) decreased by CHF 0.5 billion to CHF 237.5 billion, driven by asset size and other movements of CHF 3.3 billion, partly offset by a CHF 1.4 billion increase in RWA due to regulatory add-ons, currency effects of CHF 0.9 billion and methodology, policy changes and model updates of CHF 0.6 billion.

Movement in fully applied risk-weighted assets by key driver
CHF billion	RWA as of 30.9.17	Currency effects	Methodology, policy changes and model updates	Regulatory add-ons	Asset size and other¹	RWA as of 31.12.17
Credit risk	127.3	0.8	1.0	0.8	(1.4)	128.4
Non-counterparty-related risk	17.2	0.1			0.1	17.4
Market risk	14.1		(0.4)	0.6	(2.0)	12.3
Operational risk	79.4				0.0	79.4
Total	238.0	0.9	0.6	1.4	(3.3)	237.5

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the UBS Group AG and significant regulated subsidiaries and sub-groups 31 December 2017 Pillar 3 report, which will be available as of 9 March 2018 under “Pillar 3 disclosures” at www.ubs.com/investors for more information.

Credit risk

Credit risk RWA increased by CHF 1.1 billion to CHF 128.4 billion as of 31 December 2017.

The RWA increase of CHF 1.0 billion from methodology, policy changes and model updates was primarily driven by the implementation of revised credit conversion factors (CCFs) for letters of credit, trade finance-related guarantees and deferred payments of CHF 0.9 billion in Personal & Corporate Banking and for Lombard facilities in Wealth Management Americas of CHF 0.6 billion. This was partly offset by the implementation of changes to the probability of default and loss given default model for Lombard exposures in Wealth Management, which resulted in a CHF 0.3 billion decrease.

The increase from regulatory add-ons of CHF 0.8 billion reflected a higher internal ratings-based (IRB) multiplier on Investment Bank exposures to corporates.

These increases were partly offset by a CHF 1.4 billion decrease in RWA from asset size and other movements, primarily from a decrease in lending assets and securities financing transactions in Corporate Center – Group Asset and Liability Management.

We anticipate that methodology changes and model updates, including adjustments to probability of default and loss given default factors, CCFs and the revised Basel III securitization framework, and scheduled increases in the FINMA-required multiplier for Investment Bank exposures to corporates will increase credit risk RWA by around CHF 12 billion in 2018, of which around CHF 4 billion in the first quarter of 2018. The extent and timing of RWA increases may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in composition of the relevant portfolios and other factors will affect our RWA.

→   Refer to “Finalization of the Basel III capital framework and related developments in Switzerland“ in the “Recent developments” section of this report for more information on additional changes to our regulatory capital requirements

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2016 for more information on loss given default, probability of default, credit conversion factors and exposure at default

Market risk

Market risk RWA decreased by CHF 1.8 billion mainly due to asset size and other movements. The decrease due to asset size and other movements is mainly a result of lower average stressed value-at-risk (VaR) levels observed during the quarter from the Investment Bank’s Equities business, due to increased protection of our deep downside risk, and in the Foreign Exchange business, driven by client flow.

The increase from regulatory add-ons of CHF 0.6 billion reflects changes to the risks-not-in-VaR framework. We will continue to implement these changes over the first three quarters of 2018, with RWA expected to increase by around CHF 3 billion in total, of which around CHF 1 billion in the first quarter. Our estimates of future RWA increases do not reflect mitigating actions that we may take or any changes in the trading book composition or risk levels.

→   Refer to the “Risk management and control” section of this report for more information on market risk developments

Operational risk

Operational risk RWA were CHF 79.4 billion as of 31 December 2017, unchanged from 30 September 2017.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2016 for more information on the advanced measurement approach model

→   Refer to the “Recent developments” section of this report for more information on the finalization of the Basel III capital framework

Capital management

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA
	31.12.17
Credit risk	15.4	10.4	44.0	1.5	42.9	1.8	8.0	4.5	128.4
Advanced IRB approach¹	11.0	5.2	41.6	0.8	40.2	0.4	6.3	3.4	108.9
Standardized approach²	4.4	5.2	2.4	0.6	2.8	1.4	1.8	1.1	19.6
Non-counterparty-related risk³	0.0	0.0	0.1	0.1	0.0	18.0	0.0	0.0	18.3
Market risk	0.0	1.6	0.0	0.0	11.7	(3.1)⁴	0.7	1.3	12.3
Operational risk	13.5	13.5	4.0	2.4	19.8	13.3	2.5	10.3	79.4
RWA, phase-in	29.0	25.5	48.0	3.9	74.5	30.1	11.2	16.1	238.4
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	(0.9)	0.0	0.0	(0.9)
RWA, fully applied⁶	29.0	25.5	48.0	3.9	74.5	29.2	11.2	16.1	237.5
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	1.2	1.0	1.0	0.1	0.5	0.0	(3.9)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	30.2	26.5	49.1	4.0	75.0	29.2	7.3	16.1	237.5

	30.9.17
Credit risk	15.5	9.3	43.2	1.6	42.5	1.6	8.9	4.6	127.3
Advanced IRB approach¹	11.6	4.2	41.4	1.0	39.0	0.4	7.2	3.4	108.2
Standardized approach²	3.9	5.1	1.8	0.6	3.6	1.2	1.7	1.2	19.1
Non-counterparty-related risk³	0.1	0.0	0.1	0.0	0.0	18.2	0.0	0.0	18.4
Market risk	0.0	1.2	0.0	0.0	13.3	(2.7)⁴	0.6	1.7	14.1
Operational risk	13.5	13.5	4.0	2.4	19.8	13.3	2.5	10.3	79.4
RWA, phase-in	29.1	23.9	47.3	4.0	75.7	30.5	12.1	16.6	239.2
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	(1.2)	0.0	0.0	(1.2)
RWA, fully applied⁶	29.1	23.9	47.3	4.0	75.7	29.2	12.1	16.6	238.0
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	1.3	0.9	1.1	0.1	0.6	0.0	(3.9)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	30.4	24.9	48.3	4.1	76.3	29.2	8.2	16.7	238.0

	31.12.17 vs 30.9.17
Credit risk	(0.1)	1.1	0.8	(0.1)	0.4	0.2	(0.9)	(0.1)	1.1
Advanced IRB approach¹	(0.6)	1.0	0.2	(0.2)	1.2	0.0	(0.9)	0.0	0.7
Standardized approach²	0.5	0.1	0.6	0.0	(0.8)	0.2	0.1	(0.1)	0.5
Non-counterparty-related risk³	(0.1)	0.0	0.0	0.1	0.0	(0.2)	0.0	0.0	(0.1)
Market risk	0.0	0.4	0.0	0.0	(1.6)	(0.4)	0.1	(0.4)	(1.8)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RWA, phase-in	(0.1)	1.6	0.7	(0.1)	(1.2)	(0.4)	(0.9)	(0.5)	(0.8)
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.3
RWA, fully applied⁶	(0.1)	1.6	0.7	(0.1)	(1.2)	0.0	(0.9)	(0.5)	(0.5)
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	(0.1)	0.1	(0.1)	0.0	(0.1)	0.0	0.0	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	(0.2)	1.6	0.8	(0.1)	(1.3)	0.0	(0.9)	(0.6)	(0.5)

1 Includes equity exposures in the banking book according to the simple risk weight method.    2 Includes settlement risk and business transfers.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2017: CHF 9.3 billion; 30 September 2017: CHF 9.7 billion), property, equipment and software (31 December 2017: CHF 8.8 billion; 30 September 2017: CHF 8.6 billion) and other items (31 December 2017: CHF 0.2 billion; 30 September 2017: CHF 0.1 billion).    4 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    5 Phase-out items are entirely related to non-counterparty-related risk RWA.    6 Represents RWA held by the respective business division or Corporate Center unit.    7 Represents RWA held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework“ in the “Capital management“ section of our Annual Report 2016 for more information.

Leverage ratio denominator

During the fourth quarter of 2017, the fully applied leverage ratio denominator (LRD) increased by CHF 1 billion to CHF 886 billion, primarily driven by currency effects of CHF 7 billion, mostly offset by asset size and other movements of CHF 5 billion.

Movement in the fully applied leverage ratio denominator by key driver
CHF billion	LRD as of 30.9.17	Currency effects	Incremental netting and collateral mitigation	Asset size and other	LRD as of 31.12.17
On-balance sheet exposures (excluding derivative exposures and SFTs)¹	634.8	4.1		8.1	646.9
Derivative exposures	101.9	1.1	(0.5)	(4.4)	98.1
Securities financing transactions	132.6	1.3		(9.7)	124.2
Off-balance sheet items	32.4	0.3		(1.6)	31.1
Deduction items	(16.9)	(0.1)		2.9	(14.1)
Total	884.8	6.6	(0.5)	(4.8)	886.1

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Currency effects mainly reflect the weakening of the Swiss franc against major currencies. The LRD movements described below exclude currency effects.

Securities financing transactions (SFTs) decreased by CHF 10 billion due to asset size and other movements, primarily in our Investment Bank’s Equities business and in Corporate Center – Group Asset and Liability Management (Group ALM), mainly reflecting lower seasonal transaction volumes and client-driven decreases.

Derivative exposures decreased by CHF 4 billion due to asset size and other movements, primarily driven by lower net replacement values and cash collateral on derivative instruments in the Investment Bank. This was mainly driven by a higher netting potential due to client- and market-driven increases in negative replacement values.

On-balance sheet exposures (excluding derivatives and SFTs) increased by CHF 8 billion due to asset size and other movements. This was mainly driven by a CHF 14 billion increase in trading portfolio assets, reflecting client-driven increases in the Investment Bank and higher equity markets. Financial assets designated at fair value, available for sale and held to maturity increased by CHF 4 billion, primarily in Corporate Client Solutions in the Investment Bank. A net increase in lending by CHF 1 billion was mainly driven by our wealth management businesses, partly offset by reductions in Personal & Corporate Banking and Corporate Center – Group ALM. This was partly offset by a decrease of CHF 7 billion in cash and balances with central banks, primarily reflecting higher funding consumption by the business divisions, partly offset by net new issuances of long-term debt in Corporate Center – Group ALM. A CHF 3 billion decrease in Corporate Center – Services resulted from a net write-down in the Group’s deferred tax assets (DTAs) following a reduction in the US federal corporate tax rate after the enactment of the Tax Cuts and Jobs Act in the US during the fourth quarter of 2017, which was fully offset by lower deduction items from DTAs.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

→   Refer to the “Recent developments” section of this report for more information on the finalization of the Basel III capital framework and the significant tax law changes enacted in the US

Capital management

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	31.12.17
Total IFRS assets	123.0	67.1	135.6	14.3	262.9	20.8	245.7	46.2	915.6
Difference in scope of consolidation¹	0.0	(0.2)	0.0	(11.6)	(0.3)	(0.1)	0.1	(0.1)	(12.1)
Less: derivative exposures and SFTs²	(2.6)	(2.1)	(1.2)	0.0	(130.6)	0.0	(78.1)	(41.9)	(256.6)
On-balance sheet exposures	120.4	64.8	134.4	2.7	132.1	20.7	167.8	4.2	646.9
Derivative exposures	2.9	5.2	1.8	0.0	73.0	0.0	5.8	9.4	98.1
Securities financing transactions	1.2	1.0	0.0	0.0	44.6	0.0	76.1	1.3	124.2
Off-balance sheet items	3.6	0.8	11.9	0.0	14.5	0.1	0.1	0.0	31.1
Items deducted from Swiss SRB tier 1 capital						(12.6)			(12.6)
LRD, phase-in	128.0	71.8	148.0	2.7	264.1	8.2	249.9	14.9	887.6
Additional items deducted from Swiss SRB tier 1 capital						(1.5)			(1.5)
LRD, fully applied³	128.0	71.8	148.0	2.7	264.1	6.7	249.9	14.9	886.1
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	45.9	16.2	38.9	2.1	19.4	0.1	(124.4)	1.7	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	173.9	88.0	186.9	4.8	283.6	6.8	125.5	16.6	886.1

	30.9.17
Total IFRS assets	118.4	65.3	137.5	12.6	248.3	23.3	258.6	49.7	913.6
Difference in scope of consolidation¹	0.0	(0.2)	0.0	(10.0)	(0.3)	(0.2)	0.2	0.0	(10.5)
Less: derivative exposures and SFTs²	(1.8)	(1.9)	(1.6)	0.0	(134.9)	0.0	(83.0)	(45.1)	(268.3)
On-balance sheet exposures	116.6	63.3	135.9	2.6	113.0	23.1	175.7	4.6	634.8
Derivative exposures	3.6	3.4	2.3	0.0	76.7	0.0	5.8	10.1	101.9
Securities financing transactions	0.0	0.9	0.0	0.0	49.4	0.0	81.0	1.4	132.6
Off-balance sheet items	3.8	0.7	11.6	0.0	15.2	0.1	0.9	0.1	32.4
Items deducted from Swiss SRB tier 1 capital						(14.7)			(14.7)
LRD, phase-in	124.0	68.3	149.8	2.6	254.3	8.5	263.4	16.1	887.0
Additional items deducted from Swiss SRB tier 1 capital						(2.1)			(2.1)
LRD, fully applied³	124.0	68.3	149.8	2.6	254.3	6.4	263.4	16.1	884.8
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	49.2	14.4	38.9	2.1	22.8	0.5	(129.6)	1.8	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	173.1	82.6	188.7	4.7	277.0	6.8	133.8	17.9	884.8

	31.12.17 vs 30.9.17
Total IFRS assets	4.6	1.8	(1.9)	1.7	14.6	(2.5)	(12.9)	(3.5)	2.0
Difference in scope of consolidation¹	0.0	0.0	0.0	(1.6)	0.0	0.1	(0.1)	(0.1)	(1.6)
Less: derivative exposures and SFTs²	(0.8)	(0.2)	0.4	0.0	4.3	0.0	4.9	3.2	11.7
On-balance sheet exposures	3.8	1.5	(1.5)	0.1	19.1	(2.4)	(7.9)	(0.4)	12.1
Derivative exposures	(0.7)	1.8	(0.5)	0.0	(3.7)	0.0	0.0	(0.7)	(3.8)
Securities financing transactions	1.2	0.1	0.0	0.0	(4.8)	0.0	(4.9)	(0.1)	(8.4)
Off-balance sheet items	(0.2)	0.1	0.3	0.0	(0.7)	0.0	(0.8)	(0.1)	(1.3)
Items deducted from Swiss SRB tier 1 capital						2.1			2.1
LRD, phase-in	4.0	3.5	(1.8)	0.1	9.8	(0.3)	(13.5)	(1.2)	0.6
Additional items deducted from Swiss SRB tier 1 capital						0.6			0.6
LRD, fully applied³	4.0	3.5	(1.8)	0.1	9.8	0.3	(13.5)	(1.2)	1.3
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	(3.3)	1.8	0.0	0.0	(3.4)	(0.4)	5.2	(0.1)	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	0.8	5.4	(1.8)	0.1	6.6	0.0	(8.3)	(1.3)	1.3

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    3 Represents LRD held by the respective business division or Corporate Center unit.    4 Represents LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the ”Capital management” section of our Annual Report 2016 for more information.

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average fully applied risk-weighted assets (RWA) and average fully applied leverage ratio denominator (LRD). Average fully applied RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively. If the tangible attributed equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

LRD and RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) directly associated with activities that Corporate Center – Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units for the purpose of equity attribution. This allocation is primarily based on the level of high-quality liquid assets that is needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Corporate Center – Group ALM retains attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

Further, we attribute all remaining Basel III capital deduction items to Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component of Group items, unrealized gains from cash flow hedges and compensation- and own shares-related components.

→   Refer to the “Capital management” section of our Annual Report 2016 for more information on the equity attribution framework

Average attributed equity and attributed tangible equity
	Total attributed equity			Attributed tangible equity¹
	For the quarter ended		For the year ended	For the quarter ended		For the year ended
CHF billion	31.12.17	30.9.17	31.12.17	31.12.17	30.9.17	31.12.17
Wealth Management	6.4	6.2	6.2	5.0	4.9	4.8
Wealth Management Americas	6.5	6.4	6.6	3.0	2.9	3.0
Personal & Corporate Banking	6.2	6.2	6.1	6.2	6.2	6.1
Asset Management	1.7	1.7	1.7	0.3	0.3	0.3
Investment Bank	9.8	9.3	9.3	9.7	9.2	9.3
Corporate Center	21.8	22.9	23.0	21.8	22.9	23.0
of which: CC – Services	17.5	18.7	18.9	17.5	18.7	18.9
of which: Group items²	15.8	17.0	17.2	15.8	17.0	17.2
of which: CC – Group ALM	3.0	2.9	2.7	3.0	2.9	2.7
of which: CC – Non-core and Legacy Portfolio	1.2	1.3	1.3	1.2	1.3	1.3
Average (tangible) equity attributed to business divisions and Corporate Center	52.4	52.6	52.8	46.0	46.3	46.5

1 Attributed tangible equity equals attributed equity less goodwill and intangible assets.    2 The decrease in the fourth quarter of 2017 reflects the net write-down of DTAs following a reduction in the US federal corporate tax rate after the enactment of the Tax Cuts and Jobs Act.

Capital management

Return on (attributed) equity and return on (attributed) tangible equity¹
	Return on (attributed) equity			Return on (attributed) tangible equity
	For the quarter ended		For the year ended	For the quarter ended		For the year ended
In %	31.12.17	30.9.17	31.12.17	31.12.17	30.9.17	31.12.17

Reported
Wealth Management	30.4	37.8	37.1	39.2	48.4	47.7
Wealth Management Americas	21.0	19.7	19.1	47.0	44.9	43.3
Personal & Corporate Banking	25.3	26.7	25.8	25.3	26.7	25.8
Asset Management	55.9	30.3	34.0	300.2	166.0	184.6
Investment Bank	2.0	11.6	13.4	2.1	11.9	13.6
UBS Group	(17.0)	7.2	2.2	(19.2)	8.3	2.7

Adjusted²
Wealth Management	39.8	45.2	44.6	51.3	57.8	57.3
Wealth Management Americas	23.5	21.2	20.8	52.6	48.3	47.0
Personal & Corporate Banking	27.6	28.3	27.5	27.6	28.3	27.5
Asset Management	27.1	36.5	30.9	146.0	199.7	167.7
Investment Bank	6.9	15.2	16.0	7.0	15.5	16.3
UBS Group	(15.6)	8.9	3.6	(17.7)	10.2	4.2

1 Return on attributed equity and return on attributed tangible equity shown for the business divisions. Return on equity attributable to shareholders and return on tangible equity shown for the UBS Group. Return on attributed equity and return on attributed tangible equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Consolidated financial information

Unaudited

Information in this section is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing this financial information, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2016, except for the changes described in
“Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first quarter 2017 report. The financial information presented is unaudited and does not constitute financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

UBS Group AG interim consolidated financial information (unaudited)

UBS Group AG interim consolidated financial information (unaudited)

Income statement
	For the quarter ended			For the year ended
CHF million, except per share data	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16
Interest income	3,607	3,607	3,523	14,193	13,787
Interest expense	(1,935)	(1,865)	(1,761)	(7,665)	(7,373)
Net interest income	1,672	1,743	1,762	6,528	6,413
Credit loss (expense) / recovery	(89)	7	(24)	(128)	(37)
Net interest income after credit loss expense	1,584	1,750	1,738	6,400	6,376
Net fee and commission income	4,294	4,244	4,161	17,186	16,397
Net trading income	987	1,089	946	4,972	4,948
Other income	257	62	209	509	599
Total operating income	7,122	7,145	7,055	29,067	28,320
Personnel expenses	3,923	3,893	3,868	15,889	15,720
General and administrative expenses	1,913	1,760	2,165	6,666	7,434
Depreciation and impairment of property, equipment and software	272	256	255	1,033	985
Amortization and impairment of intangible assets	17	16	21	70	91
Total operating expenses	6,125	5,924	6,308	23,658	24,230
Operating profit / (loss) before tax	997	1,221	746	5,409	4,090
Tax expense / (benefit)	3,194	272	109	4,168	805
Net profit / (loss)	(2,198)	948	637	1,241	3,286
Net profit / (loss) attributable to non-controlling interests	27	2	1	76	82
Net profit / (loss) attributable to shareholders	(2,224)	946	636	1,165	3,204

Earnings per share (CHF)
Basic	(0.60)	0.25	0.17	0.31	0.86
Diluted	(0.60)	0.25	0.17	0.30	0.84

Statement of comprehensive income
	For the quarter ended			For the year ended
CHF million	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16

Comprehensive income attributable to shareholders
Net profit / (loss)	(2,224)	946	636	1,165	3,204

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	241	376	1,066	(748)	251
Foreign exchange amounts reclassified to the income statement from equity	(6)	2	(27)	21	126
Income tax relating to foreign currency translation movements	(32)	226	(194)	196	(84)
Subtotal foreign currency translation, net of tax	203	603	845	(530)	292
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	(11)	57	(135)	99	240
Impairment charges reclassified to the income statement from equity	2	0	0	15	5
Realized gains reclassified to the income statement from equity	(51)	(13)	(98)	(206)	(372)
Realized losses reclassified to the income statement from equity	4	2	7	14	25
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	17	(22)	81	(7)	28
Subtotal financial assets available for sale, net of tax	(39)	24	(145)	(86)	(73)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(150)	60	(1,024)	45	246
Net (gains) / losses reclassified to the income statement from equity	(187)	(209)	(270)	(826)	(1,082)
Income tax relating to cash flow hedges	66	30	261	160	170
Subtotal cash flow hedges, net of tax	(270)	(118)	(1,033)	(621)	(666)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(106)	509	(334)	(1,237)	(447)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(7)	129	(301)	277	(876)
Income tax relating to defined benefit plans	12	(5)	68	11	52
Subtotal defined benefit plans, net of tax	5	123	(234)	288	(824)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(23)	(36)	15	(312)	(120)
Income tax relating to own credit on financial liabilities designated at fair value	0	0	0	(1)	5
Subtotal own credit on financial liabilities designated at fair value, net of tax	(23)	(36)	15	(313)	(115)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(19)	87	(219)	(25)	(939)

Total other comprehensive income	(124)	596	(553)	(1,263)	(1,386)
Total comprehensive income attributable to shareholders	(2,349)	1,543	83	(98)	1,817

UBS Group AG interim consolidated financial information (unaudited)

Statement of comprehensive income (continued)
	For the quarter ended			For the year ended
CHF million	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	27	2	1	76	82

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	309	29	(13)	352	271
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	309	29	(13)	352	271
Total other comprehensive income that will not be reclassified to the income statement, net of tax	309	29	(13)	352	271
Total comprehensive income attributable to non-controlling interests	336	31	(12)	428	352

Total comprehensive income
Net profit / (loss)	(2,197)	948	637	1,241	3,286
Other comprehensive income	184	626	(566)	(911)	(1,116)
of which: other comprehensive income that may be reclassified to the income statement	(106)	509	(334)	(1,237)	(447)
of which: other comprehensive income that will not be reclassified to the income statement	290	116	(232)	326	(669)
Total comprehensive income	(2,013)	1,574	71	330	2,170

Balance sheet
CHF million	31.12.17	30.9.17	31.12.16

Assets
Cash and balances with central banks	87,775	94,563	107,767
Due from banks	13,739	15,047	13,156
Cash collateral on securities borrowed	12,393	16,614	15,111
Reverse repurchase agreements	77,240	87,889	66,246
Trading portfolio assets	130,707	114,297	96,575
of which: assets pledged as collateral that may be sold or repledged by counterparties	35,363	33,418	30,260
Positive replacement values	118,227	119,462	158,411
Cash collateral receivables on derivative instruments	23,434	24,928	26,664
Loans	319,568	314,536	306,325
Financial assets designated at fair value	58,933	50,738	65,353
Financial assets available for sale	8,665	13,043	15,676
Financial assets held to maturity	9,166	9,005	9,289
Investments in associates	1,018	987	963
Property, equipment and software	8,829	8,647	8,331
Goodwill and intangible assets	6,398	6,388	6,556
Deferred tax assets	9,815	12,670	13,155
Other assets	29,706	24,783	25,436
Total assets	915,613	913,599	935,016

Liabilities
Due to banks	7,533	10,639	10,645
Cash collateral on securities lent	1,789	2,435	2,818
Repurchase agreements	15,255	17,535	6,612
Trading portfolio liabilities	30,463	30,620	22,824
Negative replacement values	116,133	115,457	153,810
Cash collateral payables on derivative instruments	30,247	31,899	35,472
Due to customers	408,999	401,711	423,672
Financial liabilities designated at fair value	54,202	56,585	55,017
Debt issued	139,551	133,497	103,649
Provisions	2,992	3,136	4,174
Other liabilities	57,064	55,848	62,020
Total liabilities	864,230	859,364	880,714

Equity
Share capital	385	385	385
Share premium	25,942	25,782	28,254
Treasury shares	(2,133)	(2,155)	(2,249)
Retained earnings	32,864	35,107	31,725
Other comprehensive income recognized directly in equity, net of tax	(5,732)	(5,626)	(4,494)
Equity attributable to shareholders	51,326	53,493	53,621
Equity attributable to non-controlling interests	57	743	682
Total equity	51,383	54,236	54,302
Total liabilities and equity	915,613	913,599	935,016

UBS Group AG interim consolidated financial information (unaudited)

Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or for the year ended
	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16

Basic earnings (CHF million)
Net profit / (loss) attributable to shareholders	(2,224)	946	636	1,165	3,204

Diluted earnings (CHF million)
Net profit / (loss) attributable to shareholders	(2,224)	946	636	1,165	3,204
Less: (profit) / loss on own equity derivative contracts	0	0	0	0	0
Net profit / (loss) attributable to shareholders for diluted EPS	(2,224)	946	636	1,165	3,204

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,719,192,967	3,717,418,510	3,710,293,020	3,716,174,261	3,719,764,322
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	13¹	120,524,131	117,440,186	120,550,351	104,244,665
Weighted average shares outstanding for diluted EPS	3,719,192,980	3,837,942,641	3,827,733,206	3,836,724,612	3,824,008,987

Earnings per share (CHF)
Basic	(0.60)	0.25	0.17	0.31	0.86
Diluted	(0.60)	0.25	0.17	0.30	0.84

Shares outstanding
Shares issued	3,853,096,603	3,852,361,272	3,850,766,389
Treasury shares	132,301,550	133,704,681	138,441,772
Shares outstanding	3,720,795,053	3,718,656,591	3,712,324,617

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16

Potentially dilutive instruments
Employee share-based compensation awards	155,972,370¹	26,430,448	46,981,698	24,124,341	46,981,698
Other equity derivative contracts	9,191,987	13,334,222	8,374,439	8,907,496	8,419,122
Total	165,164,357	39,764,670	55,356,137	33,031,837	55,400,820

1 Due to the net loss in the fourth quarter of 2017, 127,252,442 potential shares from unvested notional share awards and options outstanding were not included in the calculation of diluted EPS as they were not dilutive for the quarter ended 31 December 2017. Such shares are only taken into account for the diluted EPS calculation when their conversion to ordinary shares would decrease earnings per share or increase loss per share, in accordance with IAS 33, Earnings per Share.

Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2016	50	3,261	498	54	142	77	91	4,174
Balance as of 30 September 2017	44	2,410	341	48	132	68	93	3,136
Increase in provisions recognized in the income statement	0	69	75	4	1	6	19	174
Release of provisions recognized in the income statement	(3)	(27)	(29)	(19)	(1)	(5)	(16)	(101)
Provisions used in conformity with designated purpose	2	(167)	(68)	0	(3)	0	(8)	(245)
Capitalized reinstatement costs	0	0	0	0	4	0	0	4
Foreign currency translation / unwind of discount	1	19	3	0	0	0	1	23
Balance as of 31 December 2017	43	2,303	322³	33	134⁴	68	89	2,992

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of CHF 83 million as of 31 December 2017 (30 September 2017: CHF 80 million; 31 December 2016: CHF 150 million) and provisions for onerous lease contracts of CHF 235 million as of 31 December 2017 (30 September 2017: CHF 261 million; 31 December 2016: CHF 348 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 92 million as of 31 December 2017 (30 September 2017: CHF 89 million; 31 December 2016: CHF 87 million) and provisions for onerous lease contracts of CHF 41 million as of 31 December 2017 (30 September 2017: CHF 43 million; 31 December 2016: CHF 55 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance that are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in part b) of this disclosure. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this disclosure may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in part a) above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this disclosure, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,585	3,261
Balance as of 30 September 2017	279	325	78	0	344	241	0	1,144	2,410
Increase in provisions recognized in the income statement	4	18	2	1	6	0	0	38	69
Release of provisions recognized in the income statement	(1)	(2)	0	0	(1)	(1)	0	(22)	(27)
Provisions used in conformity with designated purpose	(80)	(43)	(2)	0	(5)	0	0	(36)	(167)
Foreign currency translation / unwind of discount	6	3	0	0	2	0	0	8	19
Balance as of 31 December 2017	207	299	79	1	345	240	0	1,132	2,303

1 Provisions, if any, for the matters described in this disclosure are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS (France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court. The trial schedule has not yet been announced. In October 2017, the Investigation Chamber of the Court of Appeals decided that UBS (France) S.A. shall not be constituted as a civil party in the guilty plea proceedings against the former UBS (France) S.A. Head of Front Office. UBS (France) S.A. has appealed this decision to the French Supreme Court (“Cour de cassation”).

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 December 2017 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action (Trustee Suit) in the US District Court for the Southern District of New York (SDNY) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. In October 2017, UBS and certain holders of the RMBS in the Trustee Suit entered into an agreement under which UBS has agreed to pay an aggregate of USD 543 million into the relevant RMBS trusts, plus certain attorneys’ fees. A portion of these settlement costs will be borne by other parties that indemnified UBS. The agreement is subject to the trustee for the RMBS trusts becoming a party thereto. The security holders who are parties to the settlement agreement have requested that the trustee conduct a vote of security holders to approve or reject the settlement, and each of these security holders has agreed to vote its securities in favor of the settlement. Giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved, and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and subsequently provided a revised list of transactions. UBS has provided information in response to this subpoena. UBS has also received and responded to subpoenas from the New York State Attorney General (NYAG) and other state attorneys general relating to UBS’s RMBS business. In 2017, the NYAG identified a number of transactions that are the focus of their inquiry. In addition, UBS responded to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. UBS is cooperating with the authorities in these matters.

Our balance sheet at 31 December 2017 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts aggregating approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of fraudulent conveyances and preference payments. In 2016, the Bankruptcy Court dismissed the remaining claims against the UBS entities. The BMIS Trustee appealed. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to those made by the BMIS Trustee, and seeking unspecified damages. These claims have either been voluntarily withdrawn or dismissed on the basis that the courts did not have jurisdiction to hear the claims against the UBS entities. In 2016, the plaintiff in one of those claims appealed the dismissal.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.4 billion, of which claims with aggregate claimed damages of USD 1.4 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendant’s motion for summary judgment based on a forum selection clause in the loan agreements. The Puerto Rico Supreme Court reversed that decision and remanded the case back to the trial court for reconsideration. On reconsideration the trial court granted defendant’s motion and dismissed the action.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain closed-end funds and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012. In 2016, the court denied plaintiffs’ motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs’ petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments, in 2016, the Commonwealth defaulted on payments on its general obligation debt (GO Bonds), and in 2017 the Commonwealth defaulted on payments on its debt backed by the Commonwealth’s Sales and Use Tax (COFINA Bonds) as well as on bonds issued by the Commonwealth’s Employee Retirement System (ERS Bonds). The funds hold significant amounts of both COFINA and ERS Bonds and the defaults on interest payments are expected to adversely affect dividends from the funds. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. In May and June 2017, the oversight board placed the GO, COFINA and ERS Bonds, among others, into a bankruptcy-like proceeding under the supervision of a Federal District Judge as authorized by the oversight board’s enabling statute. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 31 December 2017 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties to UBS AG. In addition, the DOJ’s Criminal Division (Criminal Division) terminated the 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Refer to Note 20b in the “Consolidated financial statements” section of the Annual Report 2016 for more information on regulatory actions related to foreign exchange and precious metals and grants of conditional immunity or leniency. Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

Provisions and contingent liabilities (continued)

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal. The appeals court heard oral argument in June 2017.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action was transferred to federal court in New York. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint. In April and June 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed in June 2017.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases sought to amend their complaints to add new allegations about UBS, which the court granted. The plaintiffs filed amended complaints in June 2017. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action. In May 2017, plaintiffs in the platinum and palladium action filed an amended complaint that did not allege claims against UBS.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the FSA, the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission (EC) and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity. Refer to Note 20b in the “Consolidated financial statements” section of the Annual Report 2016 for more information on regulatory actions relating to benchmark rates and grants of conditional immunity or leniency. Investigations by certain governmental authorities remain ongoing notwithstanding these resolutions.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In December 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. In 2017, the court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR and the SIBOR and SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the CHF LIBOR and SIBOR and SOR actions have filed amended complaints following the dismissals.  UBS and other defendants in other lawsuits including those related to GBP LIBOR and Australian BBSW have filed motions to dismiss. In 2016, UBS entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. Since 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from January 2006 through June 2013, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. On 12 July 2017, the court overseeing the ISDAFIX class action preliminarily approved a settlement agreement between UBS AG and the plaintiffs, whereby UBS AG agreed to pay USD 14 million to settle the case in its entirety.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY, and a consolidated complaint was filed in November 2017. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2017 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2017 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings, which could result in financial ramifications for UBS, including fines and obligations to pay investor compensation, and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time.

UBS AG interim consolidated financial
information (unaudited)

This section contains key figures for UBS AG consolidated, as well as a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Information for UBS AG consolidated does not differ materially from UBS Group AG on a consolidated basis.

Comparison UBS Group AG consolidated versus
UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders. The last outstanding preferred notes were redeemed in December 2017.

–   Fully applied going concern capital of UBS AG consolidated was lower than fully applied going concern capital of UBS Group AG consolidated as of 31 December 2017, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards related to the performance years 2014 to 2017.

UBS AG interim consolidated financial information (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.12.17
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,122	7,242	(120)
Operating expenses	6,125	6,346	(221)
Operating profit / (loss) before tax	997	896	101
of which: Wealth Management	488	489	(1)
of which: Wealth Management Americas	343	338	5
of which: Personal & Corporate Banking	392	393	(1)
of which: Asset Management	238	238	0
of which: Investment Bank	49	50	(1)
of which: Corporate Center	(513)	(612)	99
of which: Services	(155)	(252)	97
of which: Group ALM	(214)	(217)	3
of which: Non-core and Legacy Portfolio	(143)	(143)	0
Net profit / (loss)	(2,198)	(2,273)	75
of which: net profit / (loss) attributable to shareholders	(2,224)	(2,300)	76
of which: net profit / (loss) attributable to preferred noteholders		26	(26)
of which: net profit / (loss) attributable to non-controlling interests	27	0	27

Statement of comprehensive income
Other comprehensive income	184	187	(3)
of which: attributable to shareholders	(124)	(122)	(2)
of which: attributable to preferred noteholders		307	(307)
of which: attributable to non-controlling interests	309	2	307
Total comprehensive income	(2,013)	(2,086)	73
of which: attributable to shareholders	(2,349)	(2,421)	72
of which: attributable to preferred noteholders		333	(333)
of which: attributable to non-controlling interests	336	3	333

Balance sheet
Total assets	915,613	916,334	(721)
Total liabilities	864,230	865,447	(1,217)
Total equity	51,383	50,887	496
of which: equity attributable to shareholders	51,326	50,830	496
of which: equity attributable to preferred noteholders		0	0
of which: equity attributable to non-controlling interests	57	57	0

Capital information
Common equity tier 1 capital (fully applied)	32,823	33,393	(570)
Common equity tier 1 capital (phase-in)	35,638	36,186	(548)
Going concern capital (fully applied)	42,063	37,059	5,004
Going concern capital (phase-in)	51,892	46,431	5,461
Risk-weighted assets (fully applied)	237,494	236,606	888
Common equity tier 1 capital ratio (fully applied, %)	13.8	14.1	(0.3)
Common equity tier 1 capital ratio (phase-in, %)	14.9	15.2	(0.3)
Going concern capital ratio (fully applied, %)	17.7	15.7	2.0
Going concern capital ratio (phase-in, %)	21.8	19.6	2.2
Gone concern loss-absorbing capacity ratio (fully applied, %)	15.3	15.8	(0.5)
Leverage ratio denominator (fully applied)	886,116	887,189	(1,073)
Common equity tier 1 leverage ratio (fully applied, %)	3.7	3.8	(0.1)
Going concern leverage ratio (fully applied, %)	4.7	4.2	0.5
Going concern leverage ratio (phase-in, %)	5.8	5.2	0.6
Gone concern leverage ratio (fully applied, %)	4.1	4.2	(0.1)

As of or for the quarter ended 30.9.17			As of or for the quarter ended 31.12.16
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,145	7,279	(134)	7,055	7,118	(63)
5,924	6,117	(193)	6,308	6,373	(65)
1,221	1,161	60	746	745	1
587	585	2	368	368	0
315	307	8	339	338	1
411	412	(1)	374	375	(1)
127	127	0	144	144	0
269	264	5	306	304	2
(490)	(534)	44	(784)	(783)	(1)
(401)	(457)	56	(315)	(307)	(8)
(67)	(56)	(11)	(144)	(150)	6
(22)	(21)	(1)	(325)	(326)	1
948	905	43	637	639	(2)
946	904	42	636	638	(2)
	0	0		0	0
2	2	0	1	1	0

626	630	(4)	(566)	(566)	0
596	600	(4)	(553)	(553)	0
	30	(30)		(12)	12
29	0	29	(13)	(1)	(12)
1,574	1,535	39	71	73	(2)
1,543	1,504	39	83	85	(2)
	30	(30)		(12)	12
31	1	30	(12)	0	(12)

913,599	914,551	(952)	935,016	935,353	(337)
859,364	860,562	(1,198)	880,714	881,009	(295)
54,236	53,989	247	54,302	54,343	(41)
53,493	53,246	247	53,621	53,662	(41)
	687	(687)		642	(642)
743	56	687	682	40	642

32,621	33,337	(716)	30,693	32,447	(1,754)
36,045	36,736	(691)	37,788	39,474	(1,686)
41,493	37,007	4,486	39,844	36,294	3,550
52,318	46,961	5,357	55,593	51,084	4,509
237,963	237,322	641	222,677	223,232	(555)
13.7	14.0	(0.3)	13.8	14.5	(0.7)
15.1	15.4	(0.3)	16.8	17.5	(0.7)
17.4	15.6	1.8	17.9	16.3	1.6
21.9	19.7	2.2	24.7	22.6	2.1
15.5	15.9	(0.4)	13.2	13.3	(0.1)
884,834	885,896	(1,062)	870,470	870,942	(472)
3.7	3.8	(0.1)	3.5	3.7	(0.2)
4.7	4.2	0.5	4.6	4.2	0.4
5.9	5.3	0.6	6.4	5.8	0.6
4.2	4.3	(0.1)	3.4	3.4	0.0

UBS AG interim consolidated financial information (unaudited)

UBS AG (consolidated) key figures
	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16

Results
Operating income	7,242	7,279	7,118	29,479	28,421
Operating expenses	6,346	6,117	6,373	24,339	24,352
Operating profit / (loss) before tax	896	1,161	745	5,140	4,069
Net profit / (loss) attributable to shareholders	(2,300)	904	638	958	3,207

Key performance indicators¹
Profitability
Return on tangible equity (%)	(20.0)	8.0	5.6	2.2	6.9
Cost / income ratio (%)	86.6	84.1	89.2	82.2	85.6
Growth
Net profit growth (%)		6.9	(32.8)	(70.1)	(48.6)
Net new money growth for combined wealth management businesses (%)	2.5	0.4	(1.1)	2.1	2.1
Resources
Common equity tier 1 capital ratio (fully applied, %)²	14.1	14.0	14.5	14.1	14.5
Common equity tier 1 leverage ratio (fully applied, %)²	3.8	3.8	3.7	3.8	3.7
Going concern leverage ratio (fully applied, %)²	4.2	4.2	4.2	4.2	4.2

Additional information
Profitability
Return on equity (%)	(17.7)	6.9	4.8	1.8	5.9
Return on risk-weighted assets, gross (%)³	12.4	12.3	13.0	12.8	13.2
Return on leverage ratio denominator, gross (%)³	3.3	3.3	3.3	3.4	3.2
Resources
Total assets	916,334	914,551	935,353	916,334	935,353
Equity attributable to shareholders	50,830	53,246	53,662	50,830	53,662
Common equity tier 1 capital (fully applied)²	33,393	33,337	32,447	33,393	32,447
Common equity tier 1 capital (phase-in)²	36,186	36,736	39,474	36,186	39,474
Risk-weighted assets (fully applied)²	236,606	237,322	223,232	236,606	223,232
Common equity tier 1 capital ratio (phase-in, %)²	15.2	15.4	17.5	15.2	17.5
Going concern capital ratio (fully applied, %)²	15.7	15.6	16.3	15.7	16.3
Going concern capital ratio (phase-in, %)²	19.6	19.7	22.6	19.6	22.6
Gone concern loss-absorbing capacity ratio (fully applied, %)²	15.8	15.9	13.3	15.8	13.3
Leverage ratio denominator (fully applied)²	887,189	885,896	870,942	887,189	870,942
Going concern leverage ratio (phase-in, %)²	5.2	5.3	5.8	5.2	5.8
Gone concern leverage ratio (fully applied, %)²	4.2	4.3	3.4	4.2	3.4
Other
Invested assets (CHF billion)⁴˒⁵	3,179	3,054	2,810	3,179	2,810
Personnel (full-time equivalents)⁶	46,009	48,949	56,208	46,009	56,208

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Based on the Swiss SRB framework. Refer to the “Capital management” section of this report for more information.    3 Calculated as operating income before credit loss (annualized as applicable) / average fully applied risk-weighted assets and average fully applied leverage ratio denominator, respectively.    4 Includes invested assets for Personal & Corporate Banking.    5 Reflects a correction of CHF 13 billion as of 30 September 2017 and of CHF 12 billion as of 31 December 2016.    6 As of 31 December 2017, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,648; Wealth Management Americas: 13,479; Personal & Corporate Banking: 5,034; Asset Management: 2,312; Investment Bank: 4,633; Corporate Center – Services: 10,707; Corporate Center – Group ALM: 143; Corporate Center – Non-core and Legacy Portfolio: 52.

Currency translation rates

	Spot rate			Average rate¹
	As of			For the quarter ended			For the year ended
	31.12.17	30.9.17	31.12.16	31.12.17	30.9.17	31.12.16	31.12.17	31.12.16
1 USD	0.97	0.97	1.02	0.98	0.97	1.01	0.98	0.99
1 EUR	1.17	1.14	1.07	1.17	1.14	1.08	1.12	1.09
1 GBP	1.32	1.30	1.26	1.32	1.27	1.25	1.28	1.32
100 JPY	0.86	0.86	0.87	0.87	0.87	0.90	0.88	0.91

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of

                        information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DOL                 Department of Labor

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax

                        Administration

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBC                 risk-based capital

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

U

USD                 US dollar

V

VaR                 value-at-risk

Appendix

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, corporate responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email  alerts  to  news  about  UBS  can  be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Call the SEC on +1‑800-SEC-0330 for more information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  January 22, 2018